                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*

                            LASER POWER CORPORATION
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                        (Title of Class of Securities)

                                  51806K 10 4
                                (CUSIP Number)

                                 Ronald Basso
                  Buchanan Ingersoll Professional Corporation
                         One Oxford Centre, 20th Floor
                               301 Grant Street
                             Pittsburgh, PA 15219
                                 412-562-3943
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 28, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box      .
                                                    ---

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

---------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS:

   II-VI Incorporated
   I.R.S. IDENTIFICATION NO: 25-1214948

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)
                                                          ---
                                                      (b)
                                                          ---

3  SEC USE ONLY

4  SOURCE OF FUNDS

   BK

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS
   2(d) OR 2(e)
                                                          ---

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Pennsylvania


Number of Shares          7    SOLE VOTING POWER
Beneficially Owned by          1,252,100
Each Reporting Person     8    SHARED VOTING POWER
   With                        0
                          9    SOLE DISPOSITIVE POWER
                               1,252,100
                          10   SHARED DISPOSITIVE POWER
                               0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,252,100 Shares

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
                                                          ---

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.9%

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO

This Amendment No. 7 to Schedule 13D (the "Amendment") amends the
Schedule 13D originally filed on September 29, 1999, and later amended on October 7, 1999, February 3, 2000, June 5, 2000,
June 12, 2000, June 15, 2000 and June 20, 2000 by II-VI Incorporated, a Pennsylvania corporation, with respect to its ownership of the common stock, par value $.001 per share, of Laser Power Corporation, a Delaware corporation. This Amendment No. 7 is being filed to amend Items 4 and 7 of the Schedule 13D; however, Items 1 through 6 are restated in their entirety for convenience.

Item 1.  Interest In Securities Of The Issuer

This statement relates to the common stock, par value $.001 per share (the "Laser Power Common Stock"), of Laser Power
Corporation, a Delaware corporation ("Laser Power"). The principal executive offices of Laser Power are located at 36570
Briggs Road, Murrieta, California 92563.

Item 2.  Identity And Background

This statement is being filed by II-VI Incorporated, a Pennsylvania corporation (the "Reporting Person"). The Reporting
Person's principal executive offices and principal business are located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania
16056.

The Reporting Person designs, manufactures and markets optics and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Reporting Person's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. These lasers are used for industrial processing throughout the world. The Reporting Person manufactures near-infrared and visible-light products for industrial, scientific and medical applications and solid-state (such as YAG and YLF) lasers. The Reporting Person manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry. The majority of the Reporting Person's revenues are attributable to the sale of optical components for the industrial laser processing industry.

The name, business address and present principal occupation or employment of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth in Annex A, which is incorporated herein by reference.

Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person listed in Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source And Amount Of Funds Or Other Consideration

The Reporting Person purchased 1,250,000 shares of the Laser Power Common Stock on September 21, 1999 for an aggregate purchase price of $2,750,000. The Reporting Person borrowed 100% of these funds from PNC Bank, National Association, under an existing credit facility. This credit facility was attached as
Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

Item 4. Purpose Of Transaction

(a) through (i). The Reporting Person originally acquired 1,250,100 shares of Laser Power Common Stock to facilitate the acquisition of control of Laser Power by the Reporting Person by means of a negotiated merger, the election of a majority of Laser Power's Board of Directors, a tender offer, or otherwise. While the Reporting Person still desires to acquire control of Laser Power, it has abandoned its previous intention to replace the current Laser Power Board of Directors with its own nominees and did not solicit proxies for the Laser Power 2000 annual meeting of stockholders.

By way of a press release dated June 28, 2000, a copy of which is attached as Exhibit 11 and is incorporated herein by reference, the Reporting Person and Laser Power jointly announced the signing of a definitive merger agreement, a copy of which is attached as Exhibit 12 and is incorporated herein by reference, pursuant to which II-VI will acquire Laser Power.


Item 5.  Interest In Securities Of The Issuer

    (a) As of the date hereof, the Reporting Person beneficially owns 1,252,100 shares, or 12.9% of the issued and outstanding Laser Power Common Stock, based on 9,679,001 shares of Laser Power Common Stock outstanding, as reported in the Merger Agreement by and among Laser Power, Union Miniere USA Inc., and ACEC, Inc. attached as Exhibit 2 to Laser Power's Form 8-K filed on June 2, 2000.

    (b) The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 1,252,100 shares of Laser Power Common Stock.

    (c)  On June 17, 1999, the Reporting Person purchased
100 shares of Laser Power Common Stock on the open market at a price of $0.75 per share. On January 7, 2000, the Reporting Person purchased an additional 2,000 shares of Laser Power Common Stock on the open market for $2.75 per share. Both of these transaction were effected through a broker-dealer.

Other than these transaction and the transaction described in
Item 3 above, which item is incorporated herein by reference, there have been no transactions with respect to Laser Power Common Stock within the last 60 days by the Reporting Person.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Laser Power except that Proxima Corporation ("Proxima"), which was the seller of the shares of Laser Power Common Stock purchased by the Reporting Person in the transaction described in
Item 3 hereof, was a party to a Registration Rights Agreement dated June 13, 1997 with Laser Power and Union Miniere, Inc. (the "Registration Rights Agreement"). Under the Registration Rights Agreement, a copy of which is attached as Exhibit 4 and is incorporated herein by reference, Proxima had certain registration rights with respect to such shares. Pursuant to an Assignment and Assumption Agreement dated as of September 21, 1999, a copy of which is attached hereto as Exhibit 5 and is incorporated herein by reference, Proxima assigned its rights with respect to such shares under the Registration Rights Agreement to the Reporting Person in accordance with the terms of the Registration Rights Agreement.

Item 7.  Material To Be Filed As Exhibits

1.  Amended and Restated Letter Agreement, dated March 26,
    1999, by and between PNC Bank, National Association and
    II-VI Incorporated for Committed Line of Credit and
    Japanese Yen Term Loan.*

2.  Letter dated September 22, 1999 from Francis J. Kramer,
    President and Chief Operating Officer of II-VI
    Incorporated to Robert G. Klimasewski, Chairman of Laser
    Power Corporation.*


3.  Letter dated September 22, 1999 from Robert G.
    Klimasewski, Chairman of Laser Power Corporation, to
    Francis J. Kramer, President and Chief Operating Officer of II-VI Incorporated.*

4. Registration Rights Agreement dated as of June 13, 1997 by and among Laser Power Corporation, Proxima
    Corporation and Union Miniere Inc.*

5. Assignment and Assumption Agreement dated as of September 21, 1999 by and between Proxima Corporation and II-VI Incorporated.*

6.  Letter dated June 5, 2000, from Carl J., Johnson,
    Chairman and Chief Executive Officer of the Reporting
    Person, to Dick Sharman, Chairman of Laser Power.**

7. Press Release of II-VI Incorporated dated June 12, 2000 entitled "II-VI Incorporated Extends Deadline for Offer to Laser Power Corporation's Board; Offer of .052 Shares of II-VI Stock Plus $2.32 Cash for each Share of Laser
    Power Stock with Minimum Price of $4.05 per Share to Expire at 11:59 p.m. EDT on Wednesday, June 14, 2000".***

8. Press Release of II-VI Incorporated dated June 15, 2000 entitled "II-VI Advised by Laser Power's Board that
    II-VI's Offer is Superior to Union Miniere's Offer".****

9. Press Release of II-VI Incorporated dated June 20, 2000 entitled "II-VI Incorporated Makes Revised Offer to Acquire Laser Power Corporation; Increases Cash Component of Offer to $2.89 pr Share; Raises Floor Price to $5.15 per Share and Ceiling to $5.65 per Share; Transaction Valued at $5.36 per Share."*****

10. Letter Agreement, dated June 6, 2000 and accepted June 20, 2000, by and between PNC Bank, National Association and II-VI
    Incorporated for $25 Million Credit Facility.*****

11. Press Release of II-VI Incorporated dated June 28, 2000 entitled "II-VI Incorporated and Laser Power Corporation Agree to Merger".

12. Agreement and Plan of Merger by and among Laser Power Corporation and II-VI Incorporated and II-VI Acquisition Corp. dated
    June 28, 2000.

--------------
   * Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on September 29, 1999 and incorporated herein by reference.

  ** Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 5, 2000 and incorporated herein by reference.

  *** Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 12, 2000 and incorporated herein by reference.

  **** Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 15, 2000 and incorporated herein by reference.

 ***** Previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 20, 2000 and incorporated by reference.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2000                     /s/ James Martinelli
                                         -------------------------
                                            James Martinelli
                                         Chief Financial Officer

                                    ANNEX A

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
           II-VI INCORPORATED

The following table sets forth the name, business address and principal occupation or employment at the present time for each director and executive officer of II-VI Incorporated. Unless otherwise noted, each person is a citizen of the United States. In addition, unless otherwise noted, each person's business address is II-VI Incorporated, 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

                        DIRECTORS OF II-VI INCORPORATED

Carl J. Johnson          Chairman and Chief Executive Officer
                         of II-VI Incorporated.

Francis J. Kramer        President and Chief Operating Officer
                         of II-VI Incorporated.

Thomas E. Mistler        President & Chief Executive Officer of
                         Engineered Arresting System - ESCO
                         His business address is: Engineered
                         Arresting System - ESCO, 2550 Market
                         Street, Aston, PA 19014.

Richard W. Bohlen        Retired; formerly Senior Vice President,
                         Operations, Rockwell International
                         Corporation.  His business address is:
                         3 East Arrowhead Circle, Santa Fe,
                         New Mexico 87501.

Duncan A.J. Morrison     President of ARRI Canada Ltd.
                         Mr. Morrison is a Canadian citizen.
                         His business address is: ARRI Canada
                         Ltd., 26 Irwin Avenue, Toronto, Ontario,
                         M4Y 1L2 Canada.

Peter W. Sognefest       President and Chief Executive Officer
                         of Xymox Technology, Inc.  His business
                         address is: Xymox Technologies, Inc.,
                         9099 West Dean Road, Milwaukee,
                         Wisconsin 53224.

                   EXECUTIVE OFFICERS OF II-VI INCORPORATED
                         (WHO ARE NOT ALSO DIRECTORS)

Herman E. Reedy          Vice President and General Manager of
                         Quality and Engineering

James Martinelli         Treasurer and Chief Financial Officer

                  Exhibit 11

June 28, 2000

                  Jim Martinelli
                  Treasurer & Chief Financial Officer
                  (724) 352-4455
                  jmartinelli@ii-vi.com
                  II-VI Homepage:  www.ii-vi.com


II-VI Incorporated and Laser Power Corporation Agree to Merger

PITTSBURGH and SAN DIEGO--(BUSINESS WIRE)--June 28, 2000--II-VI Incorporated (Nasdaq:IIVI - news) and Laser Power Corporation (Nasdaq:LPWR - news) today jointly announced the signing of a definitive merger agreement pursuant to which II-VI will acquire Laser Power. Laser Power also announced that prior to entering into the agreement with II-VI, it terminated its merger agreement with Union Miniere S.A.

Under the terms of the merger agreement with II-VI, II-VI Acquisition Corp., a wholly-owned subsidiary of II-VI, will merge with and into Laser Power. As a first step, II-VI Acquisition Corp. will commence an exchange offer to purchase each outstanding share of Laser Power common stock for .052 of a share of II-VI common stock and $2.89 per share in cash, subject to the minimum and ceiling prices described below. Based on the closing market price of II-VI common stock on June 27, 2000, the value of this offer to Laser Power's stockholders is approximately $5.37 per share, or approximately $52.0 million in the aggregate.

The number of shares of II-VI common stock issued in exchange for each share of Laser Power common stock will be adjusted as follows. II-VI has agreed to pay a minimum of $5.15 per share for each share of Laser Power common stock validly tendered and not properly withdrawn. The value of the II-VI stock component of the offer is to be based on the volume weighted average trading price of II-VI common stock for the 12 trading days prior to the closing of the offer. As a result, if that volume weighted average trading price of II-VI common stock is less than $43.46 per share, the proposed stock and cash offer would be less than $5.15 per share if not adjusted and, therefore, II-VI will need to offer additional shares or cash in order to provide the minimum consideration. Similarly, the II-VI offer is subject to a ceiling price of $5.65 per share for each share of Laser Power common stock validly tendered and not properly withdrawn. Consequently, if that volume weighted average trading price of II-VI common stock exceeds $53.08 per share, the proposed stock and cash offer would be more than $5.65 per share if not adjusted and, therefore, in that instance II-VI will pay $2.89 net in cash and an adjusted number of shares of II-VI common stock so that the aggregate consideration equals $5.65 per share for each share of Laser Power common stock.

Following the exchange offer, II-VI will effect a merger in which the non-tendering stockholders of Laser Power will receive the same consideration paid in the exchange offer. The transaction will be taxable to the Laser Power stockholders.

The transaction has been unanimously approved by the boards of II-VI and Laser Power. II-VI currently holds 1,252,100 shares of Laser Power common stock which represents approximately 13% of Laser Power's outstanding common stock.

The merger is conditioned upon, among other things, the tender into the exchange offer of not less than a majority of the shares of Laser Power common stock outstanding (including the shares of Laser Power stock owned by II-VI) and receipt of all required regulatory approvals.

Headquartered in Saxonburg, Pennsylvania II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation and has recently announced new products to serve the telecommunication industry. II-VI's infrared products are used primarily in high-power CO2 (carbon dioxide) lasers. II-VI's VLOC subsidiary manufactures near-infrared and visible light products for industrial, scientific and medical instruments and solid-state (such as YAG and YLF) lasers and products for the telecommunications industry. II-VI's eV PRODUCTS division manufactures and markets solid-state x-ray and gamma-ray detector products for the nuclear radiation detection industry.

Laser Power designs, manufactures, and markets high performance optics. Laser Power's laser optic products are sold to laser system OEMs and end users as original and replacement components in high power CO2 and other lasers. The main applications are in industrial processing such as sheet metal cutting, automobile body welding, surface hardening for engine components and scribing and drilling delicate ceramic circuits. Laser Power's infrared optics products consist of a variety of infrared windows, domes and other optical elements used in thermal imaging systems.

This document contains forward-looking statements concerning the financial condition, results of operations and business of II-VI and its proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to: (A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result from the proposed acquisition, (C) anticipated results of operations of the combined company following the proposed acquisition, (D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1) the proposed acquisition may not be consummated on the terms being offered or at all, (2) cost savings expected to results from the proposed acquisition may not be fully realized or realized within the expected time frame; (3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected; (6) general economic conditions, whether nationally or in the markets in which II-VI and Laser Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets.

This press release contains certain forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the actions of governmental regulators and the behavior of other market participants. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of II-VI or Laser Power. At the time the offer is commenced, II-VI will file a registration statement with the Securities and Exchange Commission and Laser Power will file a solicitation/recommendation statement with respect to the exchange offer. The exchange offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of Laser Power at no expense to them. The exchange offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) and the solicitation/recommendation statement will also be available at no charge at the commission's Web site at www.sec.gov.

Contact:

     II-VI Incorporated
     Jim Martinelli, Treasurer & Chief Financial Officer, 724-352-4455, or e-mail, jmartinelli@ii-vi.com.

     or

     Laser Power Corporation
     Bernard J. Brady, Vice President, Chief Financial Officer & Secretary, 909/926-1866

                                                                Exhibit 12



                         AGREEMENT AND PLAN OF MERGER

                                 BY AND AMONG

                           LASER POWER CORPORATION,

                                      AND

                              II-VI INCORPORATED

                                      AND

                            II-VI ACQUISITION CORP.



                                 JUNE 28, 2000

                             TABLE OF CONTENTS
                             -----------------

                                                             PAGE
                                                             ----

ARTICLE I   DEFINITIONS                                        2
            -----------
Section 1.1 Certain Definitions.                               2
            -------------------
Section 1.2 Terms Generally.                                   8
            ---------------

ARTICLE II   THE OFFER                                         8
             ---------
Section 2.1  The Offer.                                        8
             ---------
Section 2.2  Company Actions.                                 10
             ----------------
Section 2.3  Composition of the Board of Directors.           11
             --------------------------------------
ARTICLE III  THE MERGER                                       12
             ----------
Section 3.1  The Merger.                                      12
             -----------
Section 3.2  Conversion of Shares.                            13
             ---------------------
Section 3.3  Payment of Merger Consideration for
             -----------------------------------
             Company Common Stock.                            13
             ---------------------
Section 3.4  Dissenting Shares.                               15
             ------------------
Section 3.5  Stock Options.                                   16
             --------------
Section 3.6  Fractional Shares.                               16
             ------------------

ARTICLE IV   THE SURVIVING CORPORATION                        17
             -------------------------
Section 4.1  Certificate of Incorporation.                    17
             -----------------------------
Section 4.2  Bylaws.                                          17
             -------
Section 4.3  Directors and Officers.                          17
             -----------------------
ARTICLE V    REPRESENTATIONS AND WARRANTIES OF THE COMPANY    17
             ---------------------------------------------
Section 5.1  Corporate Existence and Power.                   17
             ------------------------------
Section 5.2  Corporate Authorization.                         18
             ------------------------
Section 5.3  Governmental Authorization.                      18
             ---------------------------
Section 5.4  Non-Contravention.                               18
             ------------------
Section 5.5  Capitalization.                                  19
             ---------------
Section 5.6  Subsidiaries.                                    20
             -------------
Section 5.7  Reports and Financial Statements.                20
             ---------------------------------
Section 5.8  Offer Documents; Proxy Statement.                20
             ---------------------------------
Section 5.9  Absence of Certain Changes or Events.            21
             -------------------------------------
Section 5.10 No Undisclosed Material Liabilities.             23
             ------------------------------------

Section 5.11 Litigation.                                      23
             -----------
Section 5.12 Taxes.                                           23
             ------
Section 5.13 ERISA.                                           25
             ------
Section 5.14 Labor Matters.                                   26
             -------------
Section 5.15 Compliance With Laws and Court Orders.           27
             --------------------------------------
Section 5.16 Finders' Fees.                                   27
             --------------
Section 5.17 Environmental Matters.                           27
             ----------------------
Section 5.18 Year 2000 Program.                               29
             ------------------
Section 5.19 Insurance.                                       29
             ----------
Section 5.20 Certain Business Practices.                      29
             ---------------------------
Section 5.21 Suppliers and Customers.                         30
             ------------------------
Section 5.22 Contracts.                                       30
             ----------
Section 5.23 Disclosure.                                      31
             -----------
Section 5.24 Intellectual Property.                           32
             ----------------------
Section 5.25 Related Party Transactions.                      32
             ---------------------------
Section 5.26 Assets.                                          32
             -------
Section 5.27 Delaware Section 203.                            33
             ---------------------

                               TABLE OF CONTENTS
                               -----------------

                                                                   PAGE
                                                                   ----
Section 5.28 Business Relations.                                    33
             ----------------
Section 5.29 Rights Agreement.                                      33
             ----------------

ARTICLE VI   REPRESENTATIONS AND WARRANTIES
             ------------------------------
             OF II-VI AND MERGERSUB                                 34
             ----------------------
Section 6.1  Corporate Existence and Power.                         34
             ------------------------------
Section 6.2  Corporate Authorization.                               34
             ------------------------
Section 6.3  Governmental Authorization.                            34
             ---------------------------
Section 6.4  Non-Contravention.                                     34
             ------------------
Section 6.5  Registration Statements,
             Offer Documents and Proxy Statement.                   35
             ------------------------------------
Section 6.6  Litigation.                                            35
             -----------
Section 6.7  Finders' Fees.                                         35
             --------------
Section 6.8  Financing.                                             36
             ----------
Section 6.9  Capitalization.                                        36
             ---------------
Section 6.10 II-VI Reports and Financial Statements.                36
             ---------------------------------------

ARTICLE VII  COVENANTS OF THE COMPANY                               37
             ------------------------
Section 7.1  Conduct of the Company.                                37
             -----------------------
Section 7.2  Proxy Statement.                                       39
             ----------------
Section 7.3  Stockholders' Meeting.                                 39
             ----------------------
Section 7.4  Access to Information; Right of Inspection.            39
             -------------------------------------------
Section 7.5  Other Potential Acquirers.                             40
             --------------------------
Section 7.6  Resignation of Directors.                              41
             -------------------------

ARTICLE VIII COVENANTS OF II-VI AND MERGERSUB                       42
             --------------------------------
Section 8.1  Voting of Shares.                                      42
             ----------------
Section 8.2  Director and Officer Liability.                        42
             -------------------------------
Section 8.3  Nasdaq National Market Listing.                        43
             -------------------------------

ARTICLE IX   COVENANTS OF II-VI AND MERGERSUB AND THE COMPANY       43
             ------------------------------------------------
Section 9.1  Reasonable Best Efforts.                               43
             ------------------------------------------------
Section 9.2  Certain Filings.                                       43
             ----------------
Section 9.3  Public Announcements.                                  44
             ---------------------
Section 9.4  Further Assurances.                                    44
             -------------------
Section 9.5  Notices of Certain Events.                             45
             --------------------------

ARTICLE X    CONDITIONS TO THE MERGER                               45
             ------------------------
Section 10.1 Conditions to the Obligations of Each Party.           45
             --------------------------------------------
Section 10.2 Conditions to the Obligations of II-VI and MergerSub.  46
             -----------------------------------------------------
Section 10.3 Conditions to the Obligations of the Company.          47
             ---------------------------------------------

ARTICLE XI   TERMINATION                                            47
             -----------
Section 11.1 Termination.                                           47
             ------------
Section 11.2 Termination Fees.                                      49
             -----------------
Section 11.3 Effect of Termination.                                 49
             ----------------------

ARTICLE XII  MISCELLANEOUS                                          50
             -------------
Section 12.1 Notices.                                               50
             --------
Section 12.2 Survival of Representations and Warranties.            51
             -------------------------------------------

                               TABLE OF CONTENTS
                               -----------------

                                                                   PAGE
                                                                   ----


Section 12.3  Amendments' No Waivers.                                51
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Section 12.4  Expenses.                                              51
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Section 12.5  Transfer Taxes.                                        51
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Section 12.6  Successors and Assigns.                                52
              ----------------------
Section 12.7  Governing Law.                                         52
              --------------
Section 12.8  Counterparts; Effectiveness;
              ----------------------------
              Facsimile Transmission.                                52
              -----------------------
Section 12.9  Severability.                                          52
              -------------
Section 12.10 Specific Performance.                                  52
              ---------------------
Section 12.11 Entire Agreement; No Third-Party Beneficiaries.        53
              -----------------------------------------------


APPENDICES
A.  Tender Offer Conditions

DISCLOSURE LETTER

Section 5.1     -  Corporate Existence and Power
Section 5.4     -  Non-Contravention
Section 5.5     -  Capitalization
Section 5.6     -  Subsidiaries
Section 5.9     -  Absence of Certain Changes or Events
Section 5.10    -  No Undisclosed Material Liabilities
Section 5.11    -  Litigation
Section 5.12    -  Taxes
Section 5.13    -  ERISA
Section 5.14    -  Labor Matters
Section 5.17    -  Environmental Matters
Section 5.18    -  Year 2000 Program
Section 5.22    -  Contracts
Section 5.24    -  Intellectual Property
Section 5.25    -  Related Party Transactions
Section 5.26    -  Assets
Section 7.1     -  Conduct of the Company

                         AGREEMENT AND PLAN OF MERGER

  This AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of June 28 2000 by and between LASER POWER CORPORATION, a Delaware corporation (the "Company"), II-VI INCORPORATED, a Pennsylvania corporation ("II-VI"), and II-VI ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of II-VI ("MergerSub").

                                   RECITALS

  A. The respective Boards of Directors of the Company, II-VI and MergerSub each have determined that it is fair to, and in the best interests of their respective companies and stockholders for MergerSub to acquire the Company upon the terms and subject to the conditions set forth herein.

  B. In furtherance of such acquisition, it is proposed that MergerSub will make an exchange offer (the "Offer") to purchase, subject to the terms and conditions of this Agreement, up to 100% of all the issued and outstanding shares of common stock, $.001 par value per share (the "Company Common Stock") of the Company (the "Shares"), the consideration for such purchase to consist of shares of common stock, no par value, of II-VI (the "II-VI Common Stock") and cash.

  C. The Board of Directors of the Company has approved the making of the Offer and resolved to recommend that the holders of the Shares tender their Shares pursuant to the Offer.

  D. The respective Boards of Directors of the Company, II-VI and MergerSub each have approved in accordance with the Delaware General Corporation Law, as amended ("Delaware Corporate Law"), this Agreement and the merger of the MergerSub with and into the Company following the consummation of the Offer (the "Merger") and upon the terms and subject to the conditions set forth herein.

  E. The Company, II-VI and MergerSub desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe certain conditions to the Offer and the Merger.

                                   AGREEMENT

  NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

Section 1.1 Certain Definitions.

     For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

     "Balance Sheet" shall mean the consolidated balance sheet of the Company as of September 30, 1999 (and the notes thereto) set forth in the Company's annual report on Form 10-K for the fiscal year ended September 30, 1999.

     "Balance Sheet Date" shall mean September 30, 1999.

     "Benefit Arrangements" shall have the meaning set forth in
Section 5.13(a).

     "Certificate" shall have the meaning set forth in Section
3.2(b).

     "Certificate of Merger" shall have the meaning set forth in
Section 3.1(b).

     "Claims" shall mean all demands, claims, actions or causes of action, assessments, losses, damages (including, without limitation, diminution in value), liabilities, sanctions, costs and expenses, including, without limitation, interest, penalties and attorneys' fees and disbursements.

     "Code" shall mean the Internal Revenue Code of 1986, as amended.

     "Commencement Date" shall mean the date of the filing of the Offer Registration Statement, as defined in Section 2.1(b).

     "Common Share Exchange Ratio" shall have the meaning set forth in Section 2.1(a).

     "Company" shall mean Laser Power Corporation, a Delaware corporation.

     "Company Intellectual Property Rights" shall have the meaning set forth in Section 5.24.

     "Company SEC Reports" shall have the meaning set forth in
Section 5.7(a).

     "Company Securities" shall have the meaning set forth in
Section 5.5(b).

     "Confidentiality Agreement" shall mean the Confidentiality
Agreement dated as of January 5, 2000, by and between the Company and II-VI.

     "Continuing Directors" shall have the meaning set forth in
Section 2.3(b).

     "Contracts" shall have the meaning set forth in Section
5.22.

     "Control" shall mean possession, directly or indirectly, or power to direct or cause the direction of management or policies
(whether through ownership of voting securities, by agreement or otherwise).

     "Current Policies" shall have the meaning set forth in
Section 8.2(a).

     "Delaware Corporate Law" shall mean the Delaware General
Corporation Law, as amended.

     "Director Options" shall mean the outstanding options to acquire Shares granted to directors of the Company.

     "Disbursing Agent" shall have the meaning set forth in
Section 3.3(a).

     "Disclosure Letter" shall have the meaning set forth in the preamble to ARTICLE V.

     "Dissenting Shares" shall have the meaning set forth in
Section 3.4.

     "DOD" shall mean the United States Department of Defense.

     "Effective Time" shall have the meaning set forth in
Section 3.1(b).

     "Employee Benefit Plan" shall have the meaning set forth in
Section 3(3) of ERISA.

     "Employee Options" shall mean the outstanding options to acquire shares of Company Common Stock granted to employees of Company.

     "Employee Plans" shall have the meaning set forth in
Section 5.13(a).

     "Environmental Laws" shall mean any Laws (including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act), including any plans, other criteria, or guidelines promulgated pursuant to such Laws, now or hereafter in effect relating to the manufacture, importation, distribution, generation, production, installation, use, storage, treatment, transportation, Release, threatened Release, or disposal of Hazardous Materials, noise control, or the protection of human health or safety, natural resources, or the environment.

     "Environmental Permits" shall mean any permits, licenses, certificates and approvals required under any Environmental Law.

     "ERISA" shall mean the Employee Retirement Income Security
Act of 1974, as amended.

     "Exchange Act" shall mean the Securities Exchange Act of
1934, as amended, and the rules and regulations promulgated thereunder.

     "Expenses" shall have the meaning set forth in Section
12.4.

     "Financing" shall have the meaning set forth in Section
6.8.

     "Furnished" shall mean supplied, delivered or provided in any way.

     "GAAP" shall mean generally accepted accounting principles, as in effect in the United States, from time to time.

     "Governmental Authority" shall mean any agency, public or regulatory authority, instrumentality, department, commission, court, ministry, tribunal or board of any government, whether foreign or domestic and whether national, federal, tribal, provincial, state, regional, local or municipal, including without limitation the SEC and DOD.

     "Hazardous Materials" shall mean any wastes, substances, radiation, or materials (whether solids, liquids or gases): (i) which are hazardous, toxic, infectious, explosive, radioactive, carcinogenic, or mutagenic; (ii) which are or become defined as "pollutants," "contaminants," "hazardous materials," "hazardous wastes," "hazardous substances," "toxic substances," "radioactive materials," "solid wastes," or other similar designations in, or otherwise subject to regulation under, any Environmental Laws; (iii) the presence of which on the Real Property cause or threaten to cause a nuisance pursuant to applicable statutory or common law upon the Real Property or to adjacent properties; (iv) without limitation, which contain polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof) or (v) which pose a hazard to human health, safety, natural resources, industrial hygiene, or the environment, or an impediment to working conditions.

     "HSR Act" shall mean the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended.

     "II-VI Banker" shall mean PNC Capital Markets, Inc.

     "II-VI Designees" shall have the meaning set forth in
Section 2.3(a).

     "II-VI Information" shall have the meaning set forth in
Section 6.5.

     "II-VI Share Value" means the weighted-average trading price of the II-VI Common Stock for the 12 trading days ending on the trading day before the date in question.

     "Insurance Policies" shall have the meaning set forth in
Section 5.19.

     "International Trade in Arms Regulations" shall mean 22 CFR
Part 120.

     "Laws" shall mean all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, determinations, writs, injunctions, common law rulings, awards (including, without limitation, awards of any arbitrator), judgments and decrees applicable to the specified persons or entities and to the businesses and assets thereof (including, without limitation, Laws relating to securities registration and regulation; the sale, leasing, ownership or management of real property; employment practices, terms and conditions, and wages and hours; building standards, land use and zoning; safety, health and fire prevention; and environmental protection, including Environmental Laws).

     "Letter of Transmittal" shall have the meaning set forth in
Section 2.1(c).

     "Lien" shall mean, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

     "Material Adverse Effect" shall mean with respect to the same or any similar events, acts, conditions or occurrences, whether individually or in the aggregate, a material adverse effect on: (i) the business, prospects, condition (financial or otherwise), results of operations, assets or liabilities of such party; (ii) the legality or enforceability against a party to this Agreement; or (iii) the ability of a party to perform its obligations and to consummate the transactions under this Agreement. An adverse change in the market price or trading volume of the Shares shall not be deemed, by itself, to constitute a Material Adverse Effect.

     "Merger" shall have the meaning set forth in the Recitals hereto.

     "Merger Consideration" shall have the meaning set forth in
Section 3.2(a).

     "Merger Registration Statement" shall have the meaning set forth in Section 6.5.

     "MergerSub" shall have the meaning set forth in the Recitals hereto.

     "MergerSub Securities" shall have the meaning set forth in
Section 6.9.

     "National Industrial Security Program Regulations" shall mean implementing regulations under the National Industrial Security Program, Executive Order 12829, January 6, 1993; DOD 5220.22-M.

     "Notice of Superior Proposal" shall have the meaning set forth in Section 7.5(b).

     "Offer Documents" shall have the meaning set forth in
Section 2.1(c).

     "Offer Price" shall mean, per issued and outstanding share of Company Common Stock: (i) .052 shares of II-VI Common Stock provided, however, that in the event that the II-VI Share Value on the date of the closing of the Offer exceeds $53.08, then the shares of II-VI Common Stock shall be reduced to the fraction whose numerator is $2.76 and whose denominator is the II-VI Share Value on the date of the closing of the Offer; plus (ii) $2.89 net to the seller in cash; provided, however, if the II-VI Share Value on the date of the closing of the Offer is less than $43.46, then II-VI shall increase the number of shares of II-VI Common Stock or increase the amount of cash, at the election of II-VI, so that the Offer Price equals an amount of cash plus a fraction of a share of II-VI Common Stock (based on the II-VI Share Value on the date of the closing of the Offer) that equals $5.15.

     "Offer Registration Statement" shall have the meaning set forth in Section 2.1(b).

     "Offer to Purchase" shall have the meaning set forth in
Section 2.1(c).

     "Options" shall mean Employee Options and Director Options.

     "Pension Plans" shall have the meaning set forth in Section
5.13(a).

     "Permits" shall mean any licenses, franchises, permits, certificates, consents, approvals or other similar authorizations affecting, or relating in any way to, the assets or business of the Company.

     "Person" shall mean any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

     "Preferred Stock" shall mean the capital stock of the Company designated as Series A Preferred Stock, $.001 par value per share.

     "Proceeding" shall have the meaning set forth in Section
5.11.

     "Proxy Statement" shall have the meaning set forth in
Section 5.8.

     "Real Property" shall mean the real property owned, leased, operated, or used by the Company or the Subsidiaries as of the date of this Agreement.

     "Related Parties" shall have the meaning set forth in
Section 5.25.

     "Release" shall mean any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, or release of Hazardous Materials from any source (including, without limitation, the Real Property and property adjacent to the Real Property) into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems at, on, from, above, or under the Real Property or any other property at which Hazardous Materials originating on or from the Real Property or the businesses or Assets of the Company or any Subsidiary have been stored, treated or disposed.

     "Replacement Policies" shall have the meaning set forth in
Section 8.2(a).

     "Rights Agreement" shall mean the Rights Agreement, dated
October 15, 1999, as amended, between the Company and American
Securities Transfer & Trust, Inc.

     "Roth" shall mean Roth Capital Partners, Inc.

     "Schedule TO" shall have the meaning set forth in Section
2.1(c).

     "Schedule 14D-9" shall have the meaning set forth in
Section 2.2(c).

     "SEC" shall mean the Securities and Exchange Commission.

     "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Stockholders' Meeting" shall have the meaning set forth in
Section 5.8.

     "Subsidiary" shall mean any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

     "Superior Proposal" shall have the meaning set forth in
Section 7.5(c).

     "Surviving Corporation Shares" shall mean the common stock of the Surviving Corporation.

     "Surviving Corporation" shall have the meaning set forth in
Section 3.1(a).

     "System" has the meaning set forth in Section 5.18(a).

     "Tax" or "Taxes" shall mean (A) all taxes, charges, fees, duties, levies, penalties or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, sales, use, transfer, license, payroll, withholding, social security, franchise, unemployment insurance, workers' compensation, employer health tax or other taxes, fees, assessments or charges of any kind whatsoever, imposed by any Governmental Authority and shall include any interest, penalties or additions to tax attributable to any of the foregoing, (B) any liability for payment of amounts described in clause

(A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or other agreement that includes indemnification for any tax liability.

     "Tax Return" shall mean all returns, declarations, reports, forms, estimates, information returns, statements or other documents (including any related or supporting information) filed or required to be filed with or supplied to any Governmental Authority in connection with any Taxes.

     "Tender Offer Conditions" shall have the meaning set forth in Section 2.1(a).

     "Termination Date" shall have the meaning set forth in
Section 11.1(b).

     "Third Party" shall have the meaning set forth in Section
7.5(c).

     "Third Party-Acquisition" shall have the meaning set forth in Section 7.5(c).

     "Year 2000 Compliant" shall have the meaning set forth in
Section 5.18(b).

 Section 1.2 Terms Generally.

       The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation" even if not followed actually by such phrase unless the context expressly provides otherwise. All references herein to Sections, paragraphs and Exhibits and Schedules shall be deemed references to Sections or paragraphs of or Exhibits or Schedules to this Agreement unless the context shall otherwise require. Unless otherwise expressly defined, terms defined in this Agreement shall have the same meanings when used in any Exhibit or Schedule and terms defined in any Exhibit or Schedule shall have the same meanings when used in this Agreement or in any other Exhibit or Schedule. The words "herein," "hereof," "hereto" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement.


                                  ARTICLE II

                                   THE OFFER

 Section 2.1 The Offer.

       (a) Provided that this Agreement shall not have been terminated in accordance with ARTICLE XI hereof and so long as none of the events set forth on Annex A hereto (the "Tender Offer Conditions") shall have occurred and are continuing, MergerSub shall, and II-VI shall cause MergerSub to, commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer at the Offer Price as promptly as reasonably practicable, but in no event later than ten (10) business days after the date of this Agreement. The obligation of MergerSub to accept for payment and to pay for any Shares tendered pursuant to the Offer shall be subject only to the satisfaction of the Tender Offer Conditions. Subject to the terms of this Agreement, II-VI and MergerSub expressly reserve the right to modify the terms of the Offer, including, without limitation, to extend the Offer beyond any scheduled expiration date or waive any Tender Offer Condition; provided, however, that neither II-VI nor MergerSub shall, without the prior written consent of the Company: (i) reduce the number of Shares to be purchased pursuant to the Offer; (ii) reduce the Offer Price;
(iii) impose any additional conditions to the Offer; (iv) change the form of consideration payable in the Offer; (v) make any change to the terms of the Offer which is adverse in any manner to the holders of the Shares; (vi) extend the expiration date of the Offer beyond the twentieth (20th) business day after commencement of the Offer, except
(A) as required by applicable law and (B) that if any condition to the Offer has not been satisfied or waived, MergerSub may, in its sole discretion, extend the expiration date of the Offer for one or more periods not exceeding, in each case, twenty (20) business days, but in no event later than the Termination Date; (vii) waive the Minimum Condition (as defined in ANNEX A); or (viii) waive the Tender Offer Condition relating to the expiration of the waiting period under the HSR Act or the Tender Offer Conditions set forth in clauses (iii),
(iv), (v)(A), (v)(B) or (v)(F) of ANNEX A; provided, however, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. Assuming prior satisfaction or waiver of the Tender Offer Conditions, II-VI shall provide funds to MergerSub and MergerSub shall, as soon as practicable after the expiration of the Offer, and in any event in compliance with the obligations respecting prompt payment pursuant to Rule 14e-1(c) under the Exchange Act, accept for payment and pay for, in accordance with the terms of the Offer, the Shares which have been validly tendered and not withdrawn pursuant to the Offer. If, on any scheduled expiration date of the Offer, the Offer would have expired without MergerSub being able to purchase the Shares pursuant to the Offer due to the failure to satisfy (x) any of the Tender Offer Conditions set forth in clauses (iii), (iv), (v)(A), (v)(B) or (v)(C) of ANNEX A, (y) the Tender Offer Condition relating to the expiration of the waiting period under the HSR Act or (z) the Minimum Condition, then II-VI shall, at the request of the Company, cause MergerSub to extend the expiration date of the Offer for one or more periods not exceeding, in each case, twenty (20) business days, but in no event later than the Termination Date. In addition, notwithstanding anything in this
Section 2.1(a) to the contrary, if the Company shall have affirmatively announced to the stockholders of the Company a neutral position with respect to any Third-Party Acquisition proposal, II-VI shall, at the request of the Company, cause MergerSub to extend the expiration date of the Offer to ten (10) business days after the date of initial announcement of such neutral position.

       (b) II-VI and MergerSub shall file with the SEC a registration statement on Form S-4 (the "Offer Registration Statement") with respect to the Offer as soon as reasonably practicable following the date of this Agreement.

       (c) As soon as reasonably practicable on the Commencement Date, II-VI and MergerSub shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the "Schedule TO") with respect to the Offer. The Schedule TO shall contain (included as an exhibit) or shall incorporate by reference an offer to purchase (the "Offer to Purchase") and the related letter of transmittal (the "Letter of Transmittal"), as well as all other information and exhibits required by law (which Schedule TO, Offer to Purchase, Letter of Transmittal, and such other information and exhibits, together with any supplements or amendments thereto, are referred to herein collectively as the "Offer Documents"). II-VI and MergerSub shall cause to be disseminated the Offer to Purchase and related Letter of Transmittal to holders of Shares promptly upon commencement of the Offer. The Company and its counsel shall be given reasonable opportunity to review and comment upon the Schedule TO prior to its filing with the SEC. The Schedule TO shall comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and the date first published, sent or given to the holders of the Shares, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by II-VI or MergerSub with respect to any information supplied by the Company in writing for inclusion in the Schedule TO. Each of II-VI and MergerSub, on the one hand, and the Company, on the other hand, agrees to promptly correct any information provided by it for use in the Offer Documents that shall be, or have become, false or misleading in any material respect, and II-VI and MergerSub further agree to take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of the Shares, in each case as and to the extent required by applicable federal securities laws. Each of II-VI and MergerSub agrees to provide the Company and its counsel with information with respect to any oral comments and copies of any written comments or other correspondence II-VI and MergerSub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments and shall provide the Company and its counsel an opportunity to participate in the response of II-VI or MergerSub to such comments, including by participating with II-VI and MergerSub or their counsel in any discussions with the SEC or its staff.

 Section 2.2 Company Actions.

       The Company hereby consents to the Offer and the Merger and represents and warrants that:

       (a) Its Board of Directors (at a meeting duly called and held) has, based on the recommendation of a special committee of two
(2) independent directors: (i) determined that each of the Offer and the Merger is fair to, and in the best interest of, the holders of Company Common Stock; (ii) approved the Offer and the Merger and adopted this Agreement in accordance with the provisions of Delaware Corporate Law; (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and approve this Agreement and transaction contemplated hereby, including the Merger; and (iv) taken all other actions necessary to render Section 203 of Delaware Corporate Law and the Rights Agreement inapplicable to the Offer and the Merger.

       (b) Roth has delivered to the Board of Directors of the Company its opinion that the consideration to be received by the holders of Company Common Stock, other than II-VI and any direct or indirect Subsidiary of II-VI (including MergerSub), pursuant to the Offer and the Merger is fair to such holders of Company Common Stock from a financial point of view, subject to the assumptions and qualifications contained in such opinion.

       (c) The Company shall file with the SEC, as soon as practicable on the Commencement Date, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9"), containing the recommendations referred to in Section 2.2(a)(iii) (unless the Board of Directors of the Company determines in good faith that such action would be inconsistent with its fiduciary duties to the stockholders of the Company under Delaware Corporate Law) and shall disseminate the
Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act. II-VI and MergerSub and their counsel shall be given reasonable opportunity to review and comment upon the Schedule l4D-9 prior to its filing with the SEC. The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the holders of the Company Common Stock, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information supplied by II-VI or MergerSub in writing for inclusion in the Schedule 14D-9. Each of II-VI and MergerSub shall promptly supply to the Company in writing, for inclusion in the Schedule 14D-9, all information concerning the II-VI Designees (as defined in Section 2.3(a)), as required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and the Company shall include such information in the Schedule 14D-9. Each of the Company, on the one hand, and II-VI and MergerSub, on the other hand, agrees promptly to correct any information provided by it for use in the
Schedule 14D-9 if and to the extent that the Schedule 14D-9 shall be, or have become false or misleading in any material respect; and the Company further agrees to take all steps necessary to cause the
Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company agrees to provide II-VI and its counsel with information with respect to any oral comments and copies of any written comments or other correspondence the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments and shall provide II-VI and its counsel an opportunity to participate in the response of the Company to such comments, including by participating with the Company and its counsel in any discussions with the SEC or its staff.

       (d) In connection with the Offer, the Company shall promptly furnish MergerSub with mailing labels, security position listings and any available listing or computer list containing the names and addresses of the record holders of Company Common Stock as of the most recent practicable date and shall furnish MergerSub with such additional information (including, but not limited to, updated lists of holders of Company Common Stock and their addresses, mailing labels and lists of security positions) and such other assistance as MergerSub or its agents may reasonably request in communicating the Offer to the holders of Company Common Stock. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, MergerSub shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with the Offer and the Merger and, if this Agreement is terminated, shall deliver to the Company all copies of such information in their possession.

 Section 2.3 Composition of the Board of Directors.

       (a) Promptly upon the acceptance for payment of, and payment by MergerSub for, Shares equal to at least a majority of the outstanding shares of Company Common Stock pursuant to the terms of the Offer, MergerSub shall be entitled to designate three directors ("II-VI Designees") on the Board of Directors of the Company, one of whom shall be an outside director who is completely disinterested, i.e. having had no prior relationship with the Company, II-VI, MergerSub, or any of their respective affiliates, and the Company shall, at such time, use commercially reasonable efforts to take any and all such action necessary to cause such II-VI Designees, which II-VI Designees shall be reasonably satisfactory to the Company, to be appointed to the Board of Directors of the Company (including using its commercially reasonable efforts to cause relevant directors to resign and/or increasing the size of the Board of Directors of the Company (subject to the limitations set forth in the Company's certificate of incorporation and the Company's bylaws)). At the Effective Time, the Company, if so requested, shall use its commercially reasonable efforts to cause each II-VI Designee to be a member of each committee of its Board of Directors, each Board of Directors of each Subsidiary of the Company and each committee of each such Board of Directors (in each case to the extent of the Company's ability to elect such persons).

       (b) Notwithstanding the provisions of this Section 2.3, the parties hereto shall use their respective commercially reasonable efforts to ensure that at least two (2) of the members of the Board of Directors shall, at all times prior to the Effective Time, be persons who are directors of the Company on the date hereof and who are U.S. citizens eligible to have a Department of Defense personnel security clearance at the level of the Company's security clearance (the "Continuing Directors"); provided that, if there shall be in office less than two (2) Continuing Directors, the Board of Directors may cause the person designated by the remaining Continuing Director or Continuing Directors to fill such vacancy and such person shall be deemed to be a Continuing Director for all purposes of this Agreement, or if no Continuing Directors then remain, the other directors of the

Company then in office shall designate two (2) persons to fill such vacancies who will not be officers, employees or Affiliates of the Company or II-VI and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement; provided, further, that II-VI, MergerSub and the II-VI Designees shall take no action prior to the Effective Time to remove any Continuing Director. Following the election or appointment of the II-VI Designees pursuant to this Section
2.3 and prior to the Effective Time, any amendment or modification of this Agreement, the Company's certificate of incorporation or the Company's bylaws, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of II-VI and MergerSub or waiver of any of the Company's rights hereunder, and any other consent or action by the Company hereunder, shall be effected only if there are in office one or more Continuing Directors and such action is approved by a majority of the Continuing Directors.


                                  ARTICLE III

                                  THE MERGER

 Section 3.1 The Merger.

       (a) Upon the terms and subject to the satisfaction or waiver of the conditions contained herein, at the Effective Time, the MergerSub shall be merged with and into the Company in accordance with Delaware Corporate Law. Upon consummation of the Merger, the separate existence of MergerSub shall cease and the Company shall be the surviving corporation to the Merger (the "Surviving Corporation").

       (b) As soon as practicable after satisfaction of (or, to the extent permitted hereunder, waiver of) all conditions to the Merger, the Company and MergerSub will file a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with Delaware Corporate Law and make all other filings or recordings required by Law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is certified by the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the "Effective Time").

       (c) The Merger shall have the effects set forth in Sections 251, 259 and 261 of Delaware Corporate Law.

 Section 3.2 Conversion of Shares.

       At the Effective Time, pursuant to this Agreement and by virtue of the Merger and without any action on the part of MergerSub, the Company or the holders of any of the following securities:

      (a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than: (i) Dissenting Shares; and (ii) any shares of Company Common Stock to be canceled pursuant to Section 3.2(c), shall be canceled and shall be converted automatically into the right to receive the same amount of cash, without interest, and the same fraction of a share of II-VI

Common Stock paid in the Offer (the "Merger Consideration"), upon surrender of the certificate formerly representing such share of common stock in the manner provided in Section 3.3.

       (b) All of the shares of Company Common Stock converted into II-VI Common Stock and cash pursuant to this Section 3.2 shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate (each a "Certificate") previously representing any such shares of Company Common Stock shall thereafter represent the right to receive the Merger Consideration. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration upon the surrender of such Certificates in accordance with Section 3.3 hereof, without any interest thereon. If prior to the Effective Time the Company should split or combine its common stock, or pay a dividend or other distribution in such common stock, then the Merger Consideration shall be appropriately adjusted to reflect such split, combination, dividend or distribution.

       (c) At the Effective Time, all shares of Company Common
Stock that are owned by the Company as treasury stock shall be canceled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

       (d) Each share of common stock of MergerSub issued and outstanding on the Effective Date of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for one (1) share of Company Common Stock.

 Section 3.3 Payment of Merger Consideration for Company Common
Stock.

      (a) At the Effective Time, II-VI shall cause the
Surviving Corporation to irrevocably deposit or cause to be deposited with a bank or trust company to be designated by the Surviving Corporation which is organized and doing business under the laws of the United States or any state thereof and has a combined capital and surplus of at least $100,000,000 (the "Disbursing Agent"), as agent for the holders of Company Common Stock, II-VI Common Stock and cash in the aggregate amount required to pay the Merger Consideration in respect of the shares of Company Common Stock outstanding immediately prior to the Effective Time. Pending distribution pursuant to Section 3.3(b) hereof of the II-VI Common Stock and cash deposited with the Disbursing Agent, such II-VI Common Stock and cash shall be held in trust for the benefit of the holders of Company Common Stock and such II-VI Common Stock and cash shall not be used for any other purposes; provided; however, that the Surviving Corporation may direct the Disbursing Agent to invest such cash, provided that such investments: (i) shall be obligations of or guaranteed by the United States of America, in commercial paper obligations receiving the highest rating from either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or in certificates of deposit, bank repurchase agreements or bankers acceptances of domestic commercial banks with capital exceeding $250,000,000 (collectively "Permitted Investments") or in money market funds which are invested solely in Permitted Investments; and (ii) shall have maturities that will not prevent or delay payments to be made pursuant to Section 3.3(b) hereof. Each holder of a Certificate or Certificates canceled and extinguished at the Effective Time pursuant to Section 3.2(a) hereof may thereafter surrender such Certificate or Certificates to the Disbursing Agent, as agent for such holder of Company Common Stock, to effect the exchange of such Certificate or Certificates on such holder's behalf for a period ending six months after the Effective Time.

       (b) After surrender to the Disbursing Agent of any Certificate which prior to the Effective Time shall have represented any shares of Company Common Stock, the Disbursing Agent shall promptly distribute to the person in whose name such Certificate shall have been registered, the Merger Consideration into which such shares of Common Stock shall have been converted at the Effective Time pursuant to
Section 3.2(a) hereof. Until so surrendered and exchanged, each such Certificate shall, after the Effective Time, be deemed to represent only the right to receive the Merger Consideration, and until such surrender and exchange, no shares of II-VI Common Stock shall be issued and no cash shall be paid to the holder of such outstanding Certificate in respect thereof. The Surviving Corporation shall promptly after the Effective Time cause to be distributed to such holders appropriate materials to facilitate such surrender.

       (c) If payment is to be made to a Person other than the registered holder of the Company Common Stock represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Disbursing Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such shares of Company Common Stock or establish to the satisfaction of the Disbursing Agent that such tax has been paid or is not payable.

       (d) After the Effective Time, there shall be no further transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing shares of Company Common Stock are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this ARTICLE III.

       (e) If any cash or shares of II-VI Common Stock deposited with the Disbursing Agent for purposes of payment in exchange for shares of Company Common Stock remains unclaimed six months after the Effective Time, such cash and II-VI Common Stock shall be returned to the Surviving Corporation, upon demand, whereupon the Disbursing Agent's duties shall terminate and any such holder who has not converted his, her or its shares of Company Common Stock into the Merger Consideration prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration. Notwithstanding the foregoing, the Surviving Corporation shall not be liable to any holder of shares of Company Common Stock for any amount paid to a public official pursuant to applicable unclaimed property laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock seven (7) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

       (f) Any portion of the Merger Consideration made available to the Disbursing Agent pursuant to Section 3.3(a) to pay for shares of Company Common Stock for which dissenter's rights have been perfected shall be returned to the Surviving Corporation, upon demand.

       (g) No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate for shares of Company Common Stock.

       (h) From and after the Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, other than the right to receive the Merger Consideration as provided in this Agreement.

       (i) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such holder of a bond in such reasonable amount as the Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Disbursing Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement and the Merger.

 Section 3.4 Dissenting Shares.

       Notwithstanding Section 3.2, shares of Company Common
Stock which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not tendered such shares of Company Common Stock in the Offer and who has delivered a written demand for relief as a dissenting stockholder in the manner provided by Delaware Corporate Law and who, as of the Effective Time, shall not have effectively withdrawn or lost such right to relief as a dissenting stockholder ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration. The holders thereof shall be entitled only to such rights as are granted by Section 262 of Delaware Corporate Law. Each holder of Dissenting Shares who becomes entitled to payment for such Dissenting Shares pursuant to Section 262 of Delaware Corporate Law shall receive payment therefor from the Surviving Corporation in accordance with Delaware Corporate Law; provided, however, that if any such holder of Dissenting Shares: (i) shall have failed to establish his, her or its entitlement to relief as a dissenting stockholder as provided in Section 262 of Delaware Corporate Law; (ii) shall have effectively withdrawn his, her or its demand for relief as a dissenting stockholder with respect to such shares or lost his, her or its right to relief as a dissenting stockholder and payment for his, her or its Dissenting Shares under
Section 262 of Delaware Corporate Law; or (iii) shall have failed to file a complaint with the appropriate court seeking relief as to determination of the value of all Dissenting Shares within the time provided in Section 262 of Delaware Corporate Law, such holder shall forfeit the right to relief as a dissenting stockholder with respect to such Dissenting Shares and each such Dissenting Share shall be converted into the right to receive the appropriate Merger Consideration without interest thereon, from the Surviving Corporation as provided in Section 3.2. The Company shall give II-VI and MergerSub prompt notice of any demands received by the Company for relief as a dissenting stockholder and II-VI and MergerSub shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of II-VI and MergerSub, make any payment with respect to, or settle or offer to settle, any such demands.

 Section 3.5 Stock Options.

       (a) Each Option that either: (i) has an exercise price equal to or greater than the Merger Consideration (with II-VI Common Stock being valued for this purpose using the II-VI Share Value as of the date of the closing of the Offer); or (ii) is not vested and exercisable as of the Effective Time shall be canceled at the Effective Time.

       (b) Immediately prior to the Effective Time, all other outstanding Options that are vested and exercisable as of the Effective Time shall be canceled and, in lieu thereof, as soon as reasonably practicable as of or after the Effective Time, the holders of such Options shall receive a cash payment from the Company equal to the product of: (i) the total number of Shares previously subject to such Option; and (ii) the excess of (A) the Merger Consideration that would be paid with respect to each shares of Company Common Stock subject to such Option if the Option were exercised over (B) the exercise price per share of Company Common Stock subject to such Option, as reduced by any required withholding of taxes.

       (c) Prior to the Effective Time, the Company shall: (i) take all steps necessary to cause the Company's stock option plans to be terminated on or prior to the Effective Time and to otherwise make any amendments to the terms of such stock option plans that are necessary to give effect to the transactions contemplated by this Agreement; and (ii) use all necessary efforts to obtain at the earliest practicable date all written consents from holders of Options to the cancellation of such holder's Options to take effect at the Effective Time. Notwithstanding any other provision of this Section 3.5(c), payment may be withheld in respect of any vested and exercisable Director Option or Employee Option until necessary or appropriate consents are obtained with respect to such Director Option or Employee Option.

 Section 3.6 Fractional Shares.

       Not withstanding anything in this Agreement to the contrary, no certificates representing fractional shares of II-VI Common Stock shall be issued upon the surrender for exchange in the Offer or the Merger of Certificates representing Company Common Stock, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of II-VI.

       Not withstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged in the Offer or converted into shares of II-VI Common Stock in the Merger who would otherwise be entitled to receive a fraction of a share of II-VI Common Stock (after taking into account all Certificates delivered for exchange by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Company Common Stock multiplied by the II-VI Share Value on the date of the Closing of the Offer.

                                  ARTICLE IV

                           THE SURVIVING CORPORATION

 Section 4.1 Certificate of Incorporation.

       The certificate of incorporation of MergerSub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance therewith and with applicable Law.

 Section 4.2 Bylaws.

       The bylaws of MergerSub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance therewith and in accordance with applicable law.

 Section 4.3 Directors and Officers.

       From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable
Law: (i) the directors of the Surviving Corporation at the Effective Time shall be (A) the three II-VI Designees, including one outside director, (B) two officers of MergerSub and (C) one additional outside director to be appointed by II-VI and MergerSub, who shall be a completely disinterested person having had no prior relationship with the Company, II-VI, MergerSub or any of their respective affiliates; and (ii) the officers of MergerSub at the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants to II-VI and MergerSub that except as set forth in the corresponding sections or subsections of the Disclosure Letter delivered to II-VI and MergerSub by the Company concurrently with entering into this Agreement (the "Disclosure
Letter"):

  Section 5.1 Corporate Existence and Power.

        Each of the Company and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all corporate powers required to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, the Company and its Subsidiaries are qualified to do business in the states shown on Section 5.1 of the Disclosure Letter. The Company has heretofore made available to II-VI and MergerSub true and complete copies of the currently effective certificate of incorporation and bylaws or similar organizational documents of the Company and its Subsidiaries (as the same may be amended and restated as of the date hereof).

  Section 5.2 Corporate Authorization.

        The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby: (i) are within the Company's corporate powers; and (ii) except for the adoption of this Agreement by the affirmative vote of a majority in voting interests of the shares of Company Common Stock, have been duly authorized by all necessary corporate and stockholder action. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms, except: (i) as rights to indemnity hereunder may be limited by federal or state securities laws or the public policies embodied therein; (ii) as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors' rights generally; and (iii) as the remedy of specific performance and other forms of injunctive relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

  Section 5.3 Governmental Authorization.

        The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than: (i) the filing of a certificate of merger in accordance with Delaware Corporate Law; (ii) compliance with any applicable requirements of the HSR Act; (iii) compliance with the applicable requirements of the Exchange Act; (iv) compliance with the applicable requirements of the Securities Act; (v) compliance with any applicable foreign or state securities or Blue Sky laws; (vi) any applicable requirements of the National Industrial Security Program Regulations; (vii) the filing of appropriate documents with the relevant authorities of the jurisdictions in which the Company is qualified to do business; (viii) compliance with the requirements of the International Trade in Arms Regulations; and (ix) such other items
(A) required solely by reason of the participation of II-VI and MergerSub in the Merger or (B) that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company.

  Section 5.4 Non-Contravention.

        Other than as set forth in Section 5.4 of the

Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) contravene or conflict with the organizational documents of the Company or any of its Subsidiaries; (ii) contravene or conflict with or constitute a violation of any provision of any Law, regulation, judgment, writ, injunction, order or decree of any court or Governmental Authority binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; (iii) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries; or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries. Without limiting the foregoing, the Company shall have terminated that certain Agreement and Plan of Merger dated June 1, 2000 by and among the Company, Union Minere S.A. and ACEC, Inc. (the "UM Merger Agreement").

  Section 5.5 Capitalization.

        (a) The authorized capital stock of the Company consists of: (i) 15,000,000 shares of Company Common Stock of which as of May 31, 2000 there were 9,679,001 shares issued and outstanding; and
(ii) 3,000,000 shares of Preferred Stock of which as of the date hereof there are no shares issued and outstanding. As of May 31, 2000 there were outstanding Options to purchase an aggregate of 367,977 shares of Company Common Stock (all of which Options were vested and exercisable). All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

        (b) Except for the Rights Agreement, except as set forth in this Section 5.5 and except for changes since May 31, 2000 resulting from the exercise of Options outstanding on such date, there are no outstanding: (i) shares of capital stock or other voting securities of the Company; (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or its Subsidiaries; (iii) options or other rights to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company or any Subsidiary; and (iv) no equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (the items in clauses (b)(i), (ii), (iii) and (iv) being referred to collectively as the "Company Securities"). Except as set forth on
Section 5.5 of the Disclosure Letter, there are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or any of its Subsidiaries or any preemptive rights with respect thereto.

  Section 5.6 Subsidiaries.

        Section 5.6 of the Disclosure Letter lists each Subsidiary of the Company together with the jurisdiction of incorporation of each Subsidiary and the percentage of each Subsidiary's outstanding capital stock or other equity interests owned by the Company or another Subsidiary of the Company. Except as disclosed on Section 5.6 of the Disclosure Letter, all the outstanding shares of capital stock of each Subsidiary have been validly issued, are fully paid and nonassessable and are owned by the Company, by another Subsidiary or by the Company and another such Subsidiary, free and clear of all Liens or any other limitation or restriction. Except for the capital stock of the Subsidiaries and except as set forth on
Section 5.6 of the Disclosure Letter, the Company does not own directly or indirectly, any capital stock or other ownership interest in any other Person.

  Section 5.7 Reports and Financial Statements.

        (a) The Company has timely filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since April 2, 1997 under the Securities Act or the Exchange Act (such documents, as supplemented or amended since the time of filing, the "Company SEC Reports"). As of their respective dates, the Company SEC Reports, including without limitation, any financial statements or schedules included or incorporated by reference therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively): (i) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act; and
(ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included or incorporated by reference in the Company SEC Reports (including any related notes and schedules) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of their operations and their cash flows for the periods set forth therein, in each case in accordance with past practice and GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and subject, where appropriate, to normal year-end adjustments that would not be material in amount or effect).

        (b) The Company has heretofore made available to II-VI and MergerSub a complete and correct copy of any amendments or modifications to any Company SEC Reports filed prior to the date hereof which are required to be filed with the SEC but have not yet been filed with the SEC.

  Section 5.8 Offer Documents; Proxy Statement.

        The Schedule 14D-9, when filed with the SEC and first published, sent or given to stockholders of the Company, will comply in all material respects with the Exchange Act and the rules and regulations thereunder. Neither the Schedule 14D-9 nor any of the information provided by or on behalf of the Company specifically for inclusion in the Schedule TO or the Offer Documents will, at the respective times the Schedule 14D-9, the Schedule TO and the Offer Documents or any amendments or supplements thereto are filed with the SEC or first published, sent or given to stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No representation is made by the Company with respect to written information supplied by II-VI or MergerSub specifically for inclusion in the Schedule 14D-9. Any proxy statement to be sent to the stockholders of the Company in connection with a meeting of the Company's stockholders to consider the Merger (the "Stockholders' Meeting") (such proxy statement, as amended or supplemented, is herein referred to as the "Proxy Statement"), will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is being made by the Company with respect to II-VI Information contained therein. The Proxy Statement will not, at the time the Proxy Statement is filed with the SEC or first sent to stockholders, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  Section 5.9 Absence of Certain Changes or Events.

        (a) Since the Balance Sheet Date, and except as discussed in the Company SEC Reports, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice, neither the Company nor any of its Subsidiaries has engaged in any transaction or series of related transactions material to the Company and its Subsidiaries taken as a whole other than in the ordinary course consistent with past practice, and there has not been any event, occurrence or development, alone or taken together with all other existing facts, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

        (b) Without limiting the generality of the foregoing
Section 5.9(a), since the Balance Sheet Date and except as disclosed in
Section 5.9 of the Disclosure Letter, there has not been:

          (i) any damage, destruction or loss to any of the assets or properties of the Company or any of its Subsidiaries that, individually or in the aggregate, has a Material Adverse Effect on the Company;

          (ii) any declaration, setting aside or payment of any dividend or distribution or capital return in respect of any shares of the Company's capital stock or any redemption, purchase or other acquisition by the Company or any of its Subsidiaries of any shares of the Company's capital stock or any repurchase, redemption or other purchase by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries, or any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;

          (iii) any sale, assignment, transfer, lease or other disposition or agreement to sell, assign, transfer, lease or otherwise dispose of any of the assets of the Company or any of its Subsidiaries for consideration in the aggregate in excess of One Hundred Thousand Dollars ($100,000) or other than in the ordinary course of business consistent with past practices;

          (iv) any acquisition (by merger, consolidation, or acquisition of stock or assets) by the Company or any of its Subsidiaries of any corporation, partnership or other business organization or division thereof or any equity interest therein for consideration, or any loans or advances to any Person in excess of One Hundred Thousand Dollars ($100,000) in the aggregate;

          (v) any incurrence of or guarantee with respect to any indebtedness for borrowed money by the Company or any of its Subsidiaries other than pursuant to the Company's existing credit facilities in the ordinary course of business or any creation or assumption by the Company or any of its Subsidiaries of any material Lien on any material asset;

          (vi) any material change in any method of accounting or accounting practice used by the Company or any of its Subsidiaries, other than such changes required by a change in law or generally accepted accounting principles;

          (vii) (A) any employment, deferred compensation, severance or similar agreement entered into or amended by the Company or any of its Subsidiaries and any employee, in each case other than sales commission agreements entered into in the ordinary course of business consistent with past practice, (B) any increase in the compensation payable or to become payable by it to any of its directors or officers or generally applicable to all or any category of the Company's employees, (C) any increase in the coverage or benefits available under any vacation pay, company awards, salary continuation or disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any of the directors or officers of the Company or generally applicable to all or any category of the Company's employees, or (D) severance pay arrangements made to, for or with such directors, officers or employees other than, in the case of (B) and (C) above, increases in the ordinary course of business consistent with past practice and that in the aggregate have not resulted in a material increase in the benefits or compensation expense of the Company or any of its Subsidiaries;

          (viii) any revaluing in any material respect of any of the assets of the Company or any of its Subsidiaries, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (ix) any loan, advance or capital contribution made by the Company or any of its Subsidiaries to, or investment in, any person other than loans, advances or capital contributions, or investments of the Company made in the ordinary course of business consistent with past practices; or

          (x) any agreement to take any actions specified in this Section 5.9(b), except for this Agreement.

  Section 5.10 No Undisclosed Material Liabilities.

        Except as disclosed in the Company's Annual Report on Form 10-K for the year ended September 30, 1999 and the Company's Quarterly Reports on Form 10-Q for each of the periods ended December 31, 1999 and March 31, 2000, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, which would be required by GAAP to be reflected on a consolidated balance sheet of the Company (including the notes thereto), other than liabilities and obligations which, individual or in the aggregate, will not have a Material Adverse Effect on the Company, and other than:

          (i) actual trade payables incurred in the ordinary course of business consistent with past practices;

          (ii) liabilities incurred to perform this Agreement; and

          (iii) those set forth in Section 5.10 of the Disclosure Letter.

  Section 5.11 Litigation.

        Except as set forth on Section 5.11 to the Disclosure
Letter: (i) there is no action, suit, investigation or proceeding pending against, or to the knowledge of the Company threatened against or affecting, the Company or any of its Subsidiaries or their respective businesses or properties before any court or arbitrator or any Governmental Authority which, if determined adversely, would reasonably be expected to have a Material Adverse Effect on the Company (a "Proceeding"); and (ii) to the knowledge of the Company, there is no basis for any such Proceeding.

  Section 5.12 Taxes.

        (a) Except as set forth on Section 5.12 to the Disclosure Letter, the Company:

          (i) has timely paid or caused to be paid all Taxes required to be paid by it (including, but not limited to, any such Taxes shown due on any Tax Return). The accrual for current Taxes payable in the latest financial statements included or incorporated by reference in the Company SEC Reports is adequate to cover all Taxes attributable to periods or portions thereof ending on the date of such financial statements, and no Taxes attributable to periods following the date of such financial statements have been incurred other than in the ordinary course of business;

          (ii) has filed or caused to be filed in a timely and proper manner (within any applicable extension periods) all Tax Returns required to be filed by it with the appropriate taxing authority in all jurisdictions in which such Tax Returns are required to be filed, and all Tax Returns filed by the Company are true, correct and complete and accurately set forth all items to the extent required to be included therein; and

          (iii) has not requested or caused to be requested any extension of time within which to file any material Tax Return, which Tax Return has not since been filed.

        (b) The Company has made available to II-VI and MergerSub true, correct and complete copies of all federal Tax Returns filed by or on behalf of the Company or any of its Subsidiaries through the date hereof for all periods open to audit.

        (c) Except as set forth in Section 5.12 to the Disclosure Letter:

          (i) the Company has not been notified by the Internal Revenue Service or any other taxing authority that any issues have been raised by the Internal Revenue Service or any other taxing authority in connection with any Tax Return filed by or on behalf of the Company;

          (ii) there are no pending Tax audits and no waivers of statutes of limitations have been given or requested;

          (iii) no Liens have been filed against the Company, except for Liens for current Taxes not yet due and payable for which adequate reserves have been provided for in the latest balance sheet of the Company;

          (iv) no unresolved deficiencies or additions to Taxes have been proposed, asserted, or assessed against the Company;

          (v) the Company has not received notice within the last three years from any taxing authority in a jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction;

          (vi) the Company has withheld and paid all Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party;

          (vii) the Company is not a party to a Tax sharing, Tax allocation or similar agreement and is not bound by any closing agreement, offer in compromise or other agreement with any Tax authority; and

          (viii) except in accordance with past practice, the Company has not taken any action that would have the effect of deferring any taxable income of the Company from any taxable period or portion thereof ending before the Effective Time to any period following the Effective Time. The Company is not required to include in its income any adjustment pursuant to Section 481 of the Code following the Effective Time.

  Section 5.13 ERISA.

        (a) Section 5.13(a) of the Disclosure Letter sets forth a list identifying each "Employee Benefit Plan" (as defined in Section 3(3) of ERISA), material benefit arrangement, plan, or policy, including without limitation: (i) each deferred compensation plan, (ii) each equity compensation plan; and (iii) each plan or arrangement providing severance benefits ("Benefit Arrangements") which: (A) is subject to any provision of ERISA or (B) is maintained, administered or contributed to by the Company or any affiliate (as defined below) within the last three (3) years, under which the Company has any liability. The most recent copies of such plans (and, if applicable, related trust agreements) and all amendments thereto have been made available to MergerSub together with: (i) the most recent annual reports (Form 5500 including applicable schedules and financial reports) or ERISA alternative compliance statements prepared in connection with any such plan; and (ii) the most recent actuarial valuation report prepared in connection with any such plan. Such plans are referred to collectively herein as the "Employee Plans." For purposes of this Section 5.13, "Affiliate" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code. Employee Plans which individually or collectively would constitute an "employee pension benefit plan" as defined in Section 3(2) of ERISA (the "Pension Plans") are identified as such in the list referred to above.

        (b) Neither the Company nor any of its affiliates maintains or contributes to or has maintained or contributed to within the last five (5) years a Pension Plan subject to Title IV of ERISA or
Section 412 of the Code. Nothing done or omitted to be done and no transaction or holding of any asset under or in connection with any Employee Plan has or will make the Company or any Subsidiary, any officer or director of the Company or any Subsidiary subject to any liability under Title I of ERISA or liable for any tax pursuant to
Section 4975 of the Code that could have a Material Adverse Effect.

        (c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service to the effect that such Employee Plan is so qualified and no amendments have been adopted since the receipt of such determination letter that would result in the revocation of such letter. The Company has made available to MergerSub copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Nothing has occurred since the date of the most recent Internal Revenue Service determination letters that would adversely affect the tax-qualified status of any Employee Plan. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plan other than any non-compliance which could not have a Material Adverse Effect.

        (d) Except as set forth on Section 5.13(d) of the Disclosure Letter, there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company or any of its affiliates that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code or that could obligate the Company to make any payments that will not be fully deductible by virtue of
Section 162(m) of the Code.

        (e) Except as set forth on Section 5.13(e) of the Disclosure Letter, there has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement which would increase materially the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended on the Balance Sheet Date.

        (f) Except as disclosed on Section 5.13(f) of the Disclosure Letter, the Company or any Subsidiary is not a party to or subject to: (i) any employment contract or arrangement providing for annual future compensation of $75,000 or more with any officer, consultant, director or employee, or that have a remaining term in excess of one year or are not cancelable (without material penalty, cost or other liability) within one year; (ii) any severance agreements, programs and policies with or relating to its employees except programs and policies required to be maintained by law; or (iii) any plans, programs, agreements and other arrangements with or relating to its employees which contain change in control provisions. The Company has made available to II-VI and MergerSub copies (or descriptions in detail reasonably satisfactory to II-VI and MergerSub) of all such agreements, plans, programs and other arrangements.

        (g) Except as disclosed in Section 5.13(g) of the Disclosure Letter, there will be no payment, accrual of additional benefits, acceleration of payments or vesting in any benefit under any Employee Plan or similar agreement or arrangement disclosed in this Agreement solely by reason of the Company's entering into this Agreement or in connection with the transactions contemplated by this Agreement.

  Section 5.14 Labor Matters.

        There are no strikes, slowdowns, work stoppages, lockouts, union organizational campaigns or other protected concerted activity under the National Labor Relations Act or, to the knowledge of Company, threats thereof, by or with respect to any employees of the Company or any of its Subsidiaries which could have a Material Adverse Effect on the Company. There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of their respective employees, which controversies have or would reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its Subsidiaries except as disclosed in Section 5.14 of the Disclosure Letter. There are no pending or, to the knowledge of the Company, threatened charges or complaints against the Company or its Subsidiaries by the National Labor Relations Board or any comparable state agency which, if adversely determined, would have a Material Adverse Effect on the Company.

  Section 5.15 Compliance With Laws and Court Orders.

        Neither the Company nor its Subsidiaries is in violation of, nor has it since January 1, 1997 violated, and to the knowledge of the Company nothing is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable Law, except for possible violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. This Section does not relate to matters with respect to Taxes or Environmental Laws which are exclusively the subject of Sections 5.12 and 5.17, respectively.

  Section 5.16 Finders' Fees.

        With the exception of fees payable to Roth, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf, of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

  Section 5.17 Environmental Matters.

        (a) The Company and each Subsidiary have complied and are in compliance with, and the Real Property and all improvements thereon are in compliance with, all Environmental Laws.

        (b) Neither the Company nor any Subsidiary have any liability (known or unknown, contingent or non-contingent) under any Environmental Law, nor is the Company or any Subsidiary responsible for any liability of any other person under Environmental Law, either by contract or by operation of law. There are no pending or, to the knowledge of the Company, threatened actions, suits, orders, claims, legal proceedings or other proceedings based on, and neither the Company nor any Subsidiary, nor any officer, director or stockholder thereof has directly or indirectly received any formal or informal notice of any complaint, order, directive, citation, notice of responsibility, notice of potential responsibility, or information request from any governmental authority or any other person or entity or knows or suspects any fact(s) which might reasonably form the basis for any such actions or notices arising out of or attributable to: (i) the current or past presence, Release, or threatened Release of Hazardous Materials at or from any part of the Real Property or any real property formerly owned, operated, leased or used by the Company or any Subsidiary; (ii) the off-site disposal or treatment of Hazardous Materials originating on or from the Real Property or the businesses or Assets of the Company or any Subsidiary; or (iii) any violation of Environmental Laws at any part of the Real Property or arising from the Company's or any Subsidiary's activities (or the activities of the Company's or any Subsidiary's predecessors in title) involving Hazardous Materials.

        (c) The Company and the Subsidiaries have been duly issued, and currently have and will maintain through the Closing Date, all Environmental Permits necessary to operate the business or assets of the Company as currently operated. A true and complete list of all such Environmental Permits, all of which are valid and in full force and effect, is set out in Section 5.17(c) of the Disclosure Letter.
The Company and the Subsidiaries have timely filed applications for all Environmental Permits. Except in accordance with Environmental Permits, there has been no Release of Hazardous Materials at, on, under, or from: (i) the Real Property; or (ii) any real property formerly owned, operated or leased by the Company or the Subsidiaries, during the period of such ownership, operation, or tenancy. All of the Environmental Permits listed on the Disclosure Schedule are transferable and none require consent, notification, or other action to remain in full force and effect following consummation of the transaction contemplated hereby.

        (d) The Real Property contains no underground improvements, including but not limited to treatment or storage tanks, or underground piping associated with such tanks, used currently or in the past for the management of Hazardous Materials, and no portion of the Real Property is or has been used as a dump or landfill or consists of or contains filled in land or wetlands. With respect to any real property formerly owned, operated, or leased by the Company or the Subsidiaries, during the period of such ownership, operation or tenancy, no portion of such property was used as a dump or landfill. Neither PCBs nor asbestos-containing materials are present on or in the Real Property or the improvements thereon.

        (e) The Company has Furnished to II-VI and MergerSub copies of all environmental assessments, reports, audits and other documents in its possession or under its control that relate to the Real Property, compliance with Environmental Laws, or any other real property that the Company or the Subsidiaries formerly owned, operated, or leased. Any information the Company or the Subsidiaries has Furnished to II-VI and MergerSub concerning the environmental history of the Real Property and the operations of the Company or the Subsidiaries related to compliance with Environmental Laws is accurate and complete.

        (f) No Real Property, and no property to which Hazardous Materials originating on or from such properties or the businesses or assets of the Company or any Subsidiary has been sent for treatment or disposal, is listed or proposed to be listed on the National Priorities List or CERCLIS or on any other governmental database or list of properties that may or do require investigation or cleanup under Environmental Laws.

        (g) No Lien in favor of any person relating to or in connection with any Claim under any Environmental Law has been filed or has attached to the Real Property.

        (h) No authorization, notification, recording, filing, consent, waiting period, remediation, investigation, or approval is required under any Environmental Law in order to consummate the transaction contemplated hereby.

        (i) No proposed or final regulation published pursuant to Environmental Laws and no Environmental Permit for which the Company or the Subsidiaries has or should have applied, could reasonably be expected to result in a capital expenditure in excess of $100,000.

  Section 5.18 Year 2000 Program.

        (a) Except as described in Section 5.18 of the Disclosure Letter, to the knowledge of the Company, the Company's central operating and accounting systems described in the Company's most recently filed Form 10-K (the "System") are Year 2000 Compliant.

        (b) "Year 2000 Compliant" means the System:

          (i) will accurately input, process and output all date and time data, whether from years in the same century or in different centuries, including by yielding correct results in arithmetic operations, comparisons, sequencing and sorting of date and time data and in leap year calculations; and

          (ii) will not operate abnormally or cease to operate, return an error message or otherwise fail due to date- or time-related processing relating to the then current date being after January 1, 2000 or any other date.

  Section 5.19 Insurance.

        Each of the Company and its Subsidiaries maintains insurance policies (the "Insurance Policies") against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement. Each of the Company and its Subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the Company's knowledge, indicated any intent to do so or not to renew any such policy. All material claims under the Insurance Policies have been filed in a timely fashion.

  Section 5.20 Certain Business Practices.

        None of the Company, any of its Subsidiaries or any directors, officers, agents or employees of the Company or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity;
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment. Neither the Company nor any of its Subsidiaries has participated in any boycotts.

  Section 5.21 Suppliers and Customers.

        The documents and information supplied by the Company to II-VI and MergerSub or any of their representatives in connection with this Agreement with respect to relationships and volumes of business done with its significant suppliers and customers are accurate in all material respects. During the last twelve (12) months, the Company has received no notices of termination or material alteration of a contract or business relationship, or written threats of any such action from any of the fifteen (15) largest suppliers or the fifteen
(15) largest customers of the Company and its Subsidiaries.

  Section 5.22 Contracts.

        (a) Section 5.22 of the Disclosure Letter contains a complete and accurate list of all contracts (written or oral), undertakings, commitments or agreements (other than contracts, undertakings, commitments or agreements for employee benefit matters set forth in Section 5.12 of the Disclosure Letter and real property leases set forth in Section 5.26 of the Disclosure Letter) of the following categories to which the Company or any of its Subsidiaries is a party or by which any of them is bound (collectively, and together with the contracts, undertakings, commitments or agreements for employee benefit matters set forth in Section 5.13 of the Disclosure Letter and the real property leases set forth in Section 5.26 of the Disclosure Letter, the "Contracts"):

          (i) Contracts requiring annual expenditures by or liabilities of the Company and its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000) which have a remaining term in excess of one hundred eighty (180) days or are not cancelable (without material penalty, cost or other liability) within one hundred eighty
(180) days;

          (ii) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments relating to the lending of money, whether as borrower, lender or guarantor, in excess of One Hundred Thousand Dollars ($100,000).

          (iii) Contracts containing covenants limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business (other than prohibitions against engaging in business relating to specific product lines) or compete with any person, in any product line or line of business, or operate at any location;

          (iv) joint venture or partnership agreements or joint development or similar agreements pursuant to which any third party has been entitled or is reasonably expected to be entitled to share in profits or losses of the Company or its Subsidiaries;

          (v) Contracts with any federal, state or local government which have a remaining term in excess of one year or are not cancelable (without material penalty, cost or other liability) within one year;

          (vi) other Contracts or commitments in which the Company or any of its Subsidiaries has granted manufacturing rights or exclusive marketing rights relating to any product or service, any group of products or services or any territory; and

          (vii) to the knowledge of the Company, as of the date hereof any other Contract the performance of which could be reasonably expected to require expenditures by the Company or any of its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000).

        (b) Except as set forth in Section 5.22 of the Disclosure Letter, true and complete copies of the written Contracts and descriptions of verbal Contracts, if any, have been delivered or made available to II-VI and MergerSub. Each of the Contracts is a valid and binding obligation of the Company and, to the Company's knowledge, the other parties thereto, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar laws affecting creditors' rights generally and by general principles of equity. To the knowledge of the Company, except for the execution of this Agreement and the consummation of the transactions contemplated hereby and thereby, no event has occurred which would, on notice or lapse of time or both, entitle the holder of any indebtedness issued pursuant to a Contract identified in Section 5.22 of the Disclosure Letter in response to paragraph (ii) above to accelerate, or which does accelerate, the maturity of any such indebtedness.

        (c) None of the Company or its Subsidiaries is in breach, default or violation (and no event has occurred or not occurred through the Company's action or inaction or, to the knowledge of the Company, through the action or inaction of any third parties, which with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Contract to which the Company or any of its Subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound, except for violations, breaches or defaults that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

  Section 5.23 Disclosure.

        None of the representations or warranties made by the Company herein or in any schedule hereto, including the Disclosure Letter, or in any certificate furnished by the Company pursuant to this Agreement, or in the Company SEC Reports, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

  Section 5.24 Intellectual Property.

        (a) Each of the Company and its Subsidiaries owns or possesses adequate licenses or other valid rights to use all existing United States and foreign patents, trademarks, trade names, service marks, copyrights, trade secrets and applications therefor (the

"Company Intellectual Property Rights") except where the failure to own or possess valid rights to use such Company Intellectual Property
Rights would not have a Material Adverse Effect on the Company.

        (b) The validity of the Company Intellectual Property
Rights and the title thereto of the Company or any Subsidiary, as the case may be, is not being questioned in any pending litigation proceeding to which the Company or any Subsidiary is a party nor, to the knowledge of the Company, is any such litigation proceeding threatened. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and except as set forth in Section 5.24 of the Disclosure Letter, the conduct of the business of the Company and its Subsidiaries as now conducted does not, to the knowledge of the Company, infringe any valid patents, trademarks, trade names, service marks or copyrights of others, and the consummation of the transactions completed by this Agreement will not result in the loss or impairment of any Company Intellectual Property Rights.

  Section 5.25 Related Party Transactions.

        Except as set forth in Section 5.25 of the Disclosure
Letter, (a) no beneficial owner of 5% or more of the Company's outstanding capital stock, or (b) officer or director of the Company or
(c) any Person (other than the Company) in which any such beneficial owner, officer or director owns any beneficial interest (other than a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than 1% of the stock of which is beneficially owned by all such Persons) (collectively, "Related Parties") has any interest in: (i) any contract, arrangement or understanding with, or relating to, the business or operations of, the Company or any of its Subsidiaries; (ii) any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Company or any of its Subsidiaries; or
(iii) any property (real, personal or mixed), tangible or intangible, used in the business or operations of the Company or any of its Subsidiaries, excluding any such contract, arrangement, understanding or agreement constituting an Employee Plan. Following the Effective Time, except for obligations set forth in this Agreement, neither the Company nor any of its Subsidiaries will have any obligations to any Related Party except for: (i) accrued salary for the pay period commencing immediately prior to the Effective Time; and (ii) the obligations set forth in the Section 5.25 of the Disclosure Letter.

  Section 5.26 Assets.

        (a) The assets and properties of the Company and its Subsidiaries, considered as a whole, constitute all of the material assets and properties which are reasonably required for the business and operations of the Company and its Subsidiaries as presently conducted. The Company and its Subsidiaries have good and marketable title to or a valid leasehold estate in all personal properties and assets reflected on the Company's Balance Sheet at the Balance Sheet Date (except for properties or assets subsequently sold in the ordinary course of business consistent with past practice), except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

        (b) Section 5.26 of the Disclosure Letter sets forth: (i) a complete and accurate list of all improved and unimproved Real Property of the Company or any of its Subsidiaries, and the current use of such Real Property and indicating whether the Real Property is owned or leased; (ii) a complete and accurate list of all leases pursuant to which the Company or any of its Subsidiaries lease personal property and which require an annual expenditure by the Company or any of its Subsidiaries individually in excess of $100,000 or which are not cancelable (without material penalty, cost or other liability) within one year; and (iii) with respect to each lease for real property, the term (including renewal options) and current fixed rent.

        (c) Except as set forth in Section 5.26 of the Disclosure Letter, there are no pending or, to the knowledge of the Company, threatened condemnation or similar proceedings relating to any of the Real Properties of the Company and its Subsidiaries, except for such proceedings which would not, individually or in the aggregate, have a Material Adverse Change on the Company.

  Section 5.27 Delaware Section 203.

        The provisions of Section 203 of Delaware Corporate
Law will not apply to this Agreement, as it may be amended from time to time, or any of the transactions contemplated hereby. The Company has heretofore delivered to II-VI and MergerSub a complete and correct copy of the resolutions of the Board of Directors of the Company to the effect that pursuant to 203(a)(1) of the Delaware Corporate Law, the restrictions contained in Section 203 of Delaware Corporate Law are and shall be inapplicable to the Merger and the transactions contemplated by this Agreement, as it may be amended from time to time.

  Section 5.28 Business Relations.

        The Company does not have any knowledge that any customer, supplier or licensor engaged in doing business with the Company will cease to do business with the Company after the consummation of the Merger as previously conducted with the Company except for any terminations which will not, in the aggregate, result in a Material Adverse Change.

  Section 5.29 Rights Agreement.

        The Company has taken all actions necessary to cause the Rights Agreement to be amended to: (i) render the Rights Agreement inapplicable to the acquisition by MergerSub of Shares pursuant to the Offer in accordance with this Agreement and the Merger and (ii) ensure that (A) neither II-VI nor MergerSub is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement solely by virtue of the execution of this Agreement or the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement and (B) the provisions of the Rights Agreement, including the occurrence of a Distribution Date (as defined in the Rights Agreement) are not triggered solely by reason of the execution of this Agreement or the consummation of the Offer, the Merger or the consummation of the other transactions contemplated by this Agreement in accordance with the provisions hereof.

                                  ARTICLE VI

                        REPRESENTATIONS AND WARRANTIES
                            OF II-VI AND MERGERSUB

  II-VI and MergerSub represent and warrant to the Company that:

  Section 6.1 Corporate Existence and Power.

        Each of II-VI and MergerSub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers to execute and deliver this Agreement and to consummate the Merger and the transactions contemplated hereby.

  Section 6.2 Corporate Authorization.

        The execution, delivery and performance by II-VI and MergerSub of this Agreement and the consummation by MergerSub of the transactions contemplated hereby are within the corporate powers of II-VI and MergerSub and have been duly authorized by all necessary corporate and stockholder action. This Agreement constitutes a valid and binding agreement of II-VI and MergerSub.

  Section 6.3 Governmental Authorization.

        The execution, delivery and performance by II-VI and MergerSub of this Agreement and the consummation by II-VI and MergerSub of the transactions contemplated by this Agreement require no action by or in respect of, or filing with, any Governmental Authority other than: (i) the filing of a certificate of merger in accordance with Delaware Corporate Law; (ii) compliance with any applicable requirements of the HSR Act; (iii) compliance with the applicable requirements of the Exchange Act; (iv) compliance with the applicable requirements of the Securities Act; (v) compliance with any applicable foreign or state securities or Blue Sky laws; (vi) compliance with the requirements of the National Industrial Security Program Regulations;
(vii) compliance with the requirements of the International Trade in Arms Regulations; and (viii) such other items the failure of which to be obtained will not have a Material Adverse Effect on II-VI and MergerSub.

  Section 6.4 Non-Contravention.

        The execution, delivery and performance by II-VI and MergerSub of this Agreement and the consummation by II-VI and MergerSub of the transactions contemplated hereby do not and will not: (i) contravene or conflict with the certificate of incorporation or bylaws of II-VI and MergerSub; (ii) contravene, conflict with or constitute a violation of any provision of law, regulation, judgment, order or decree binding upon II-VI and MergerSub; or (iii) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of II-VI and MergerSub or to a loss of any benefit to which II-VI and MergerSub is entitled under any agreement, contract or other instrument binding upon II-VI and MergerSub which in the aggregate would have a Material Adverse Effect on II-VI and MergerSub.

Section 6.5 Registration Statements, Offer Documents and Proxy
            Statement.

     None of the information supplied by or on behalf of II-VI or MergerSub for inclusion in the Offer Registration Statement, the registration statement to be filed with the SEC in connection with the issuance of II-VI Common Stock pursuant to the Merger ("Merger Registration Statement"), Schedule TO, the Schedule 14D-9 or the Proxy Statement (the "II-VI Information"), will, at the time the Offer Registration Statement, Merger Registration Statement, Schedule TO, the
Schedule 14D-9 or the Proxy Statement, as the case may be, is filed with the SEC or sent to shareholders, at the time of the Stockholders' Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offer Registration Statement, the Merger Registration Statement and the Offer Documents willnot, at the respective times they are filed with the SEC or first published, sent or given to the Company's stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, II-VI and MergerSub do not make any representation or warranty with respect to statements made or incorporated by reference in any of the foregoing documents based upon information that has been supplied by the Company or its accountants, counsel or other authorized representatives for use in any of the foregoing documents. The Offer Registration Statement, the Merger Registration Statement and the Offer Documents will comply as to form in all material respects with the provisions of Securities Act and the Exchange Act and the rules and regulations thereunder.

  Section 6.6 Litigation.

        There is no action, suit or proceeding, claim, arbitration or investigation against II-VI or MergerSub pending or, to II-VI's and MergerSub's knowledge, threatened against II-VI and/or MergerSub or any of their properties, assets or rights before any court, arbitrator or administrative or environmental body, which could prevent II-VI and MergerSub from consummating the transactions contemplated by this Agreement.

  Section 6.7 Finders' Fees.

        Except for fees payable to II-VI Banker, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of II-VI and MergerSub who would be entitled to any fee or commission from II-VI or MergerSub or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

  Section 6.8 Financing.

        II-VI and MergerSub shall have at the Closing sufficient cash to enable it to pay the cash portion of the Merger Consideration as provided herein, to make all other necessary payments by it in connection with the Merger and to pay all of the related fees and expenses (the "Financing"). The Company shall use all commercially reasonable efforts to cooperate with and assist MergerSub in obtaining the consent of Wells Fargo Bank to the assignment to the Surviving Corporation of the Company's obligations under its outstanding indebtedness. If such consent cannot be obtained from Wells Fargo Bank, then II-VI and MergerSub shall have at the Closing sufficient cash to enable it to repay the Company's outstanding indebtedness.

  Section 6.9 Capitalization.

        As of the date hereof, the authorized capital shares of MergerSub consists of 3,000 shares of common stock, no par value, of which as of the date hereof there are outstanding 1,000 shares. As of the date hereof, the authorized capital shares of II-VI consists of 30,000,000 shares of common stock, no par value, of which as of the date hereof are outstanding 6,445,833 shares and 5,000,000 shares of preferred stock, no par value, none of which as of the date hereof is outstanding. All outstanding capital stock of II-VI and MergerSub have been duly authorized and validly issued and are fully paid and nonassessable. All II-VI Common Stock that will be issued pursuant to the Offer and the Merger will be duly authorized and validly issued and fully paid and nonassessable. As of the moment immediately prior to the Effective Time, except as set forth in this Section 6.9, there will be: (i) no capital stock or other voting securities of MergerSub; (ii) no securities of MergerSub convertible into or exchangeable for capital stock of MergerSub; and (iii) no options or other rights to acquire from MergerSub, and no obligation of MergerSub to issue any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of MergerSub (the items referred to in clauses (i), (ii) and (iii) being referred to collectively as the "MergerSub Securities"). There are no outstanding obligations of MergerSub to repurchase, redeem or otherwise acquire any MergerSub Securities.

  Section 6.10 II-VI Reports and Financial Statements

        Since December 31, 1997, II-VI has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, and all forms, reports and schedules, registration statements and other documents (together with any exhibits, any amendments thereto and information incorporated by reference therein, collectively referred to as "II-VI SEC Reports") filed with the SEC by II-VI have complied in all material respects with all applicable requirements of the federal securities laws and the SEC rules and regulations thereunder. As of their respective dates, the II-VI SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and the unaudited consolidated interim financial statements of II-VI included in the II-VI SEC Reports were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and present fairly, in all material respects, the consolidated financial position of II-VI and its subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended.

                                  ARTICLE VII

                           COVENANTS OF THE COMPANY

  Section 7.1 Conduct of the Company.

        Except for matters set forth in Section 7.1 of the Disclosure Letter or as otherwise contemplated by or specifically provided in this Agreement, without the prior written consent of II-VI and MergerSub from the date hereof to the Effective Time, the Company shall carry on its business in the ordinary and usual course of business and consistent with past practice and shall use its reasonable best commercial efforts to: (i) preserve intact its present business organization; (ii) maintain in effect all material federal, state and local Permits that are required for the Company or any of its Subsidiaries to carry on its business; (iii) keep available the services of its key officers and employees; and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, and except for matters set forth in Section 7.1 of the Disclosure Letter attached hereto or as otherwise contemplated by or specifically provided in this Agreement, without the prior written consent of II-VI and MergerSub, prior to the Effective Time, the Company shall not and shall not permit its Subsidiaries to:

        (a) adopt any change in its amended and restated certificate of incorporation or bylaws or comparable organizational documents;

        (b) except pursuant to existing agreements or arrangements: (i) acquire (by merger, consolidation, acquisition of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment) any corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of a material amount of assets (excluding sales of inventory or other assets in the ordinary course of business) or securities; (ii) waive, release, grant, or transfer any rights of material value; (iii) modify or change in any material respect any material Permit; (iv) except to refund or refinance commercial paper, incur, assume or prepay any indebtedness for borrowed money except in the ordinary course of business, consistent with past practice; (v) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any indebtedness for borrowed money or trade payables of any other Person, except in the ordinary course of business consistent with past practice; (vi) make any loans, advances or capital contributions to, or investments in, any other Person, except in the ordinary course of business, consistent with past practice; (vii) authorize any capital expenditure or expenditures not in the ordinary course of business that have not been authorized and approved prior to the date hereof (other than the Company's computer upgrade currently in process) which individually or in the aggregate is in excess of One Hundred Thousand Dollars ($100,000); (viii) pledge or otherwise encumber shares of capital stock of the Company or any of its Subsidiaries; (ix) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon; (x) enter into any contract or agreement other than in the ordinary course of business consistent with past practice that would be material to the Company and its Subsidiaries, taken as a whole; or (xi) amend, modify or waive in any material respects any right under any material contract of the Company or any of its Subsidiaries;

        (c) take any action that would result in any representation and warranty of the Company hereunder becoming untrue in any material respects as of the Effective Time;

        (d) split, combine or reclassify any shares of, declare, set aside or pay any dividend (including, without limitation, an extraordinary dividend) or other distribution (whether in cash, stock or property or any combination thereof) in respect of Company Securities or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities;

        (e) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or any class of employees (or support any portion thereof) or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements); provided, however, that notwithstanding the foregoing, the Company shall be entitled to adopt or amend any bonus, profit sharing, compensation, severance, deferred compensation, termination of employment agreement for the benefit and welfare of any individual employee (excluding officers), or increase in any manner the compensation or fringe benefits of any such employee in each case in the ordinary course of business and consistent with past practice;

        (f) except as required by applicable Law or GAAP, revalue in any material respect any of its assets, including writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner;

        (g) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, or as otherwise required by the terms thereof;

        (h) make any material Tax election or settle or compromise any material Tax liability;

        (i) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

        (j) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or equity equivalents;

        (k) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

        (l) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of ownership of any Subsidiary; or

        (m) agree or commit to do any of the foregoing.

  Section 7.2 Proxy Statement.

        As promptly as practicable after the consummation of the Offer and if required by law in order to consummate the Merger, the Company shall prepare and file with the SEC the Proxy Statement. The Company shall use its reasonable efforts to cause the Proxy Statement to be cleared by the SEC for mailing to the stockholders of the Company as promptly as practicable and shall mail the Proxy Statement to its stockholders as promptly as practicable thereafter. II-VI shall furnish all information concerning it and the holders of its capital stock as the Company may reasonably request in connection with such actions.

  Section 7.3 Stockholders' Meeting.

        Promptly after the consummation of the Offer, if required by law in order to consummate the Merger, the Company shall take all action reasonably necessary in accordance with Delaware Corporate Law and its articles of incorporation and bylaws to convene the Stockholders' Meeting. The Company shall use commercially reasonable efforts to solicit from stockholders of the Company proxies in favor of the approval of this Agreement and the Merger. Notwithstanding the foregoing, if MergerSub or any other subsidiary of II-VI shall acquire at least ninety percent (90%) of the outstanding Shares, and provided that the conditions set forth in ARTICLE X shall have been satisfied or waived, the Company shall, at the request of II-VI, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the stockholders of the Company, in accordance with
Section 253 of Delaware Corporate Law.

  Section 7.4 Access to Information; Right of Inspection.

        From the date hereof until the Effective Time, the Company will give II-VI, MergerSub, their counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company (so long as such access does not unreasonably interfere with the operations of the Company), will furnish to II-VI, MergerSub, their counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with II-VI and MergerSub in their investigation of the business of the Company; provided, that any information provided to II-VI and MergerSub pursuant to this Section
7.4 shall be subject to the Confidentiality Agreement. The Company hereby grants to II-VI and MergerSub a license to enter and inspect the Real Property, such inspection to be completed prior to Closing. In order to complete their investigation pursuant to this section, II-VI and MergerSub or their designated consultant shall have the right but not the obligation: (i) to conduct tests of the soil, surface or subsurface waters, and air quality at, in, on, beneath or about the Property, in a manner consistent with good engineering practice; (ii) to inspect all records, reports, permits, applications, monitoring results, studies, correspondence, data and any other information or documents related to Hazardous Materials, compliance with Environmental Laws or other environmental conditions; and (iii) to inspect all buildings and equipment at the Real Property for asbestos-containing materials or other Hazardous Materials. II-VI and MergerSub agree to conduct such investigations in a manner that minimizes the disruption to the business activities of the Company and the Subsidiaries, and the Company agrees to permit II-VI and MergerSub reasonable access to all portions of the Real Property, both during business hours and after business hours. II-VI and MergerSub agree to keep and hold any and all reports, summaries, studies or results that are the product of their investigations of the Real Property in accordance with the terms of the Confidentiality Agreement, and not to disclose such reports prior to the Closing without the written consent of the Company or unless required to do so by applicable Law.

  Section 7.5 Other Potential Acquirers.

        (a) Neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit or engage in discussions or negotiations with or provide any non-public information to any person or group (other than II-VI or its affiliates or any designees of II-VI or its affiliates) concerning any subsequent Third-Party Acquisition; provided, however, that nothing herein shall prevent the Board of Directors of the Company from: (i) making any disclosure required under applicable law; and (ii) conducting such "due diligence" inquiries (which shall be in writing to the extent possible) in response to any Third-Party Acquisition proposal as the Board of Directors of the Company, by a majority disinterested vote, determines in its good faith judgment, after consultation with and based, among other things, upon the advice of legal counsel, may be required in order to comply with its fiduciary duties. The Company shall immediately notify II-VI and MergerSub in the event it receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and shall promptly update II-VI and MergerSub of the status and any material developments concerning the same, including furnishing copies of any such written inquiries.

        (b) Except as set forth in this Section 7.5(b), the Board of Directors of the Company shall not withdraw its recommendation of the transactions contemplated hereby or approve or recommend, or cause the Company to enter into any agreement with respect to, any Third Party Acquisition. If the Board of Directors of the Company, by a majority disinterested vote determines in its good faith judgment after consultation with and based, among other things, upon the advice of legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Board of Directors of the Company may withdraw its recommendation of the transactions contemplated hereby or approve or recommend a Superior Proposal (as defined in subsection (c) below), but in each case only: (i) after providing written notice to II-VI and MergerSub (a "Notice of Superior Proposal") advising II-VI and MergerSub that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal; and (ii) if II-VI and MergerSub do not, within two (2) business days of II-VI's and MergerSub's receipt of the Notice of Superior Proposal, make an offer that the Board of Directors of the Company by a majority disinterested vote determines in its good faith judgment (after receipt of written advice of a financial adviser of nationally recognized reputation consistent with such determination) to be at least as favorable to the Company's stockholders as such Superior Proposal; provided, however, that the Company shall not be permitted to enter into any agreement with respect to a Superior Proposal unless and until this Agreement is terminated by its terms pursuant to Section
11.1 and the Company has paid all amounts due to II-VI and MergerSub pursuant to Section 11.2. Any disclosure that the Board of Directors of the Company may be compelled to make with respect to the receipt of a proposal for a Third-Party Acquisition or otherwise in order to comply with its fiduciary duties or Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement, provided that such disclosure states that no action will be taken by the Board of Directors of the Company in violation of this Section 7.3(b).

        (c) For the purposes of this Agreement, "Third Party-Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than MergerSub or any affiliate thereof (a "Third-Party"); (ii) the acquisition by a Third Party of any material portion of the assets of the Company and its Subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of ten percent (10%) or more of the outstanding Company Common Stock or the issuance by the Company of preferred stock of a new series containing terms which are inconsistent with the consummation of the transactions contemplated by this Agreement; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; (v) the repurchase by the Company or any of its Subsidiaries of more than ten percent (10%) of the outstanding Shares; or (vi) the acquisition by the Company or any of its Subsidiaries by merger, purchase of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment in any business whose annual revenues, net income or assets is equal or greater than ten percent (10%) of the annual revenues, net income or assets of the Company, other than any such acquisition to which II-VI and MergerSub have consented pursuant to Section 7.1(b). For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal to acquire directly or indirectly for consideration consisting of cash and/or securities more than ten percent (10%) of the shares of Company Common Stock then outstanding or all or substantially all the assets of the Company and otherwise for a consideration higher than the Merger Consideration and on terms that the Board of Directors of the Company by a majority vote determines in its good faith judgment (after receipt of written advice of a financial advisor of nationally recognized reputation consistent with such determination) to be more favorable to the Company's stockholders than the Merger.

  Section 7.6 Resignation of Directors.

        Prior to the Effective Time, the Company shall deliver to MergerSub evidence satisfactory to MergerSub of the resignation of all directors of the Company effective at the Effective Time.

                                 ARTICLE VIII

                       COVENANTS OF II-VI AND MERGERSUB

  Section 8.1 Voting of Shares.

        MergerSub agrees, and II-VI agrees to cause MergerSub, to vote all Shares beneficially owned by it in favor of adoption of this Agreement at the Company Stockholder Meeting.

  Section 8.2 Director and Officer Liability.

        (a) The Surviving Corporation shall honor all of the Company's obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's articles of incorporation and bylaws in effect on the date hereof, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Surviving Corporation's articles of incorporation and bylaws, from the Effective Time until the expiration of the applicable statue of limitations with respect to any claims against such directors or officers arising out of such acts or omissions; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. For a period of three (3) years after the Effective Time, the Surviving Corporation shall cause to be maintained the current policies of officers' and directors' liability insurance maintained by the Company (the "Current Policies") (provided that the Surviving Corporation may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amount containing terms and conditions that are no less favorable (the "Replacement Policies")) in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by such Current Policies; provided, however, that in no event will the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for 150% of such annual premium); provided further that if the annual premium required to cause the Current Policies to be maintained as provided in this Section 8.2(a) exceeds 150% of the annual premium currently paid by the Company, any present or former officer or director of the Company who desires to be covered by the Current Policies may so elect and shall be covered by the Current Policies so long as such former officer or director pays the portion of the premium for such Current Policies in excess of the amount which the Surviving Corporation is obligated to pay pursuant to this Section 8.2(a).

        (b) The Surviving Corporation shall keep in effect the provisions in its articles of incorporation and bylaws to honor the Company's indemnification obligations as set forth in Section 8.2(a) to the fullest extent permitted by law and such provisions shall not be amended, repealed or otherwise modified in any manner adverse to the present and former officers and directors of the Company, without the prior written consent of such persons, except as required by applicable law.

        (c) In the event that the Surviving Corporation or any of its controlling persons or successors or assigns: (i) consolidates with or mergers into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or
(ii) transfers or conveys all or substantially all of its properties and assets to any person, then, in each such case, to the extent necessary to effectuate the purpose of this Section 8.2, proper provision shall be made so that the successors and assigns of the Surviving Corporation or such controlling persons shall succeed to the obligations set forth in this Section 8.2.

  Section 8.3 Nasdaq National Market Listing

        II-VI shall use its reasonable best efforts to cause the II-VI Common Stock to be issued in connection with the Offer and the Merger to be listed on the Nasdaq National Market, subject to official notice of issuance.

                                  ARTICLE IX

               COVENANTS OF II-VI AND MERGERSUB AND THE COMPANY

  The parties hereto agree that:

  Section 9.1 Reasonable Best Efforts.

        Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including without limitation the Securities Act and , if applicable, the National Industrial Security Program Regulations. Each party shall also refrain from taking, directly or indirectly, any action which would impair such party's ability to consummate the Merger and the other transactions contemplated hereby. Without limiting the foregoing, the Company shall use its reasonable best efforts to: (i) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement; and (ii) if any state takeover statute or similar statute or regulation becomes applicable to any of the foregoing, take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, the Board of Directors of the Company shall not be prohibited from taking any action permitted by Section 7.4.

  Section 9.2 Certain Filings.

        (a) The parties shall cooperate with one another: (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement; and (ii) in seeking any such actions, consent approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Offer Registration Statement, Merger Registration Statement or Proxy Statement and seeking to obtain any such actions, consents, approvals or waivers, provided, however, that the Company shall not be required to make any material monetary expenditure or grant any material accommodation (financial or otherwise) in connection with any of the foregoing.

        (b) The Company and II-VI shall: (i) use their respective reasonable best efforts to take or cause to be taken, (A) all actions necessary, proper or advisable by such party with respect to the prompt preparation and filing with the SEC of the Offer Registration Statement, Merger Registration Statement and Proxy Statement, (B) such actions as may be required to have the Offer Registration Statement, Merger Registration Statement and Proxy Statement cleared by the SEC, as promptly as practicable, and (C) such actions as may be required to be taken under the Exchange Act and state securities or applicable Blue Sky Laws in connection with the Merger; and (ii) promptly prepare and file all necessary documentation, effect all necessary applications, notices, petitions and filings, and use all reasonable efforts to obtain all necessary permits, consents, approvals and authorizations of Governmental Authorities (including, without limitation, the Offer Registration Statement, Merger Registration Statement, the National Industrial Security Program Regulations, the International Trade in Arms Regulations and the HSR Act or any other applicable antitrust law or regulation).

        (c) The Company agrees to provide and will cause its Subsidiaries and its and their respective officers, employees and advisors to provide, prior to the Effective Date, all documents that II-VI and MergerSub may reasonably request relating to the existence of the Company and the authority of the Company for this Agreement, all in form and substance reasonably satisfactory to II-VI and MergerSub.

  Section 9.3 Public Announcements.

        II-VI and the Company will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby (other than following a change, if any, of the Board of Directors of the Company's recommendation of the Merger (in accordance with Section

7.5(b)), and except for any press release or public statement as may be required by applicable Law or any listing agreement with Nasdaq, will not issue any such press release or make any such public statement prior to such consultation.

  Section 9.4 Further Assurances.

        At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, II-VI or MergerSub (as appropriate), any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, II-VI or MergerSub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

  Section 9.5 Notices of Certain Events.

        Each of the parties hereto shall promptly notify the other party of:

        (i) the receipt by such party of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

        (ii) the receipt by such party of any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

        (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of such party's knowledge threatened against, or affecting such party which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or which relate to the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE X

                           CONDITIONS TO THE MERGER

  Section 10.1 Conditions to the Obligations of Each Party.

        The obligations of the Company and MergerSub to consummate the Merger are subject to the satisfaction of the following conditions:

        (a) If required by Delaware Corporate Law, this
Agreement shall have been approved in accordance with Delaware
Corporate Law by the affirmative vote of the holders of a majority in voting interests of the shares of Company Common Stock.

        (b) Any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated.

        (c) The Merger Registration Statement shall be effective, no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been concluded or withdrawn and all state securities or Blue Sky authorizations necessary to consummate the Merger shall have been obtained.

        (d) No provision of any applicable Law and no judgment, order, decree or injunction shall prohibit or restrain the consummation of the Merger; provided, however, that the parties shall each use their reasonable best efforts to have any such judgment, order, decree or injunction vacated.

        (e) Representations shall have been obtained from the DOD under the National Industrial Security Program Regulations that II-VI will be able to operate after the Merger those portions of the business of the Surviving Corporation that are governed by the National Industrial Security Program Regulations, either unconditionally or subject only to such conditions as are customarily imposed under the National Industrial Security Program, and are not, in the judgment of II-VI, after consultation with the Company, to the extent practicable, materially burdensome to II-VI and its affiliates.

        (f) MergerSub shall have accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn.

  Section 10.2 Conditions to the Obligations of II-VI and MergerSub.

        The obligations of II-VI and MergerSub to consummate the Merger are subject to the satisfaction of the following further conditions:

        (a) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of the Company contained in this Agreement shall be true in all material respects at and as of the Effective Time (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time and MergerSub shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company to his knowledge to the foregoing effect;

        (b) There shall not be pending: (i) any action or proceeding by any Governmental Authority; or (ii) any action or proceeding by any other Person, in any case referred to in clauses (i) and (ii), before any court or Governmental Authority that has reasonable likelihood of success seeking to: (i) make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages;
(ii) restrain or prohibit II-VI's (including its affiliates) ownership or operation of all or any material portion of the business or assets of the Surviving Corporation or the Company, or to compel II-VI or any of its affiliates to dispose of or hold separate all or any material portion of the business or assets of the Surviving Corporation or the

Company; (iii) impose or confirm material limitations on the ability of II-VI or any of its affiliates to effectively control the business or operations of the Surviving Corporation or the Company or effectively to exercise full rights of ownership of the shares of Company Common Stock, including, without limitation, the right to vote any Shares acquired or owned by II-VI or any of its affiliates on all matters properly presented to the Company's stockholders, or (iv) require divestiture by II-VI or any of its affiliates of any material amount of share;, and no court, arbitrator or Governmental Authority shall have issued any judgment, order, decree or injunction, and there shall not be any statute, rule or regulation, that, in the sole judgment of II-VI is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (i) through (iv); provided, however, that II-VI shall use its reasonable best efforts to have any such judgment, order, decree or injunction vacated;

        (c) The parties shall have received, each in form and substance satisfactory to II-VI and MergerSub, all authorizations, consents, orders and approvals of all Governmental Authorities and officials, including, without limitation, approvals or agreements required by the DOD under the National Industrial Security Program Regulations, and all third party consents and estoppel certificates, which II-VI and MergerSub deem necessary or desirable for the consummation of the transactions contemplated by this Agreement or the conduct of the business of the Company and its Subsidiaries by II-VI after the Merger;

        (d) The Merger Registration Statement shall be effective, no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been concluded or withdrawn and all state securities or Blue Sky authorizations necessary to consummate the Merger shall have been obtained.

        (e) The aggregate number of Dissenting Shares shall not equal 10% or more of the shares of the Company outstanding as of the record date for the Company Stockholder Meeting; and

        (f) Since the date of this Agreement, there shall not have occurred any change, event, occurrence, development or circumstance which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company.

  Section 10.3 Conditions to the Obligations of the Company.

        The obligation of the Company to consummate the Merger is subject to the satisfaction of the following further conditions:

        (a) II-VI and MergerSub shall have performed in all material respects all of their obligations hereunder required to be performed by it at or prior to the Effective Time, the representations and warranties of II-VI and MergerSub contained in this Agreement and in any certificate or other writing delivered by it pursuant hereto shall be true in all material respects at and as of the Effective Time (provided that representations made as of a specific date shall be required to be true as of such date only) as if made at and as of such time and the Company shall have received a certificate signed by the President or any Vice President of II-VI to the foregoing effect; and

        (b) The Board of Directors of the Company shall have received advice, reasonably satisfactory to the Board, from an independent advisor to the effect that the transactions contemplated herein are fair and reasonable to the Company and its stockholders.

                                  ARTICLE XI

                                  TERMINATION

  Section 11.1 Termination.

        This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

        (a) By mutual written consent of the Company on the one hand and II-VI and MergerSub on the other hand;

        (b) By either the Company or MergerSub, if the Offer has not been consummated within 120 days of the date of this Agreement (the "Termination Date"), provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under this Agreement; and provided, further that the Termination Date may be extended for one (1) additional 30-day period in the event no party is in breach of this Agreement and the sole condition to the Merger that remains unsatisfied is the consent, authorization or approval of a Governmental Authority;

        (c) By either the Company or II-VI and MergerSub at any time prior to the consummation of the Offer, if II-VI and MergerSub (in the case of termination by the Company) or the Company (in the case of termination by II-VI and MergerSub) shall have breached in any material respect any of its covenants or obligations under this Agreement or any representation or warranty of II-VI and MergerSub (in the case of termination by the Company) or of the Company (in the case of termination by II-VI and MergerSub) shall have been incorrect in any material respect when made or at any time prior to the Effective Time (unless such breach is capable of cure and, in such case, the breaching party shall not have cured such breach within 15 days after the receipt of written notice from the non-breaching party to the breaching party of such breach);

        (d) By either the Company or II-VI and MergerSub, if any court of competent jurisdiction in the United States or other United States federal or state Governmental Authority shall have issued a final order, decree or ruling, or taken any other final action restraining, enjoining or otherwise prohibiting acceptance for payment of, or payment for, Shares pursuant to the Offer or Shares pursuant to the Merger and such order, decree, ruling or other action is or shall have become nonappealable;

        (e) By II-VI and MergerSub: (i) if prior to the consummation of the Offer and to the extent permitted by Section 7.5, the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to II-VI and MergerSub its approval or recommendation of this Agreement or the Merger or shall have approved a Third-Party Acquisition; (ii) if there shall have occurred a Third-Party Acquisition; or (iii) if the Company, or any of the Company's officers, directors, employees, representatives or agents, shall take any of the actions described in the first sentence of Section 7.5(a) hereof, other than the proviso thereto;

        (f) By the Company at any time prior to the consummation of the Offer, if the Company has approved a Superior Proposal in accordance with Section 7.5(b), provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of the Termination Fee;

        (g) By the Company if: (i) the Offer shall not be commenced upon the twentieth business day immediately following the date of this Agreement; PROVIDED, that the failure to so commence has not been caused by and does not result from the failure of the Company to perform any of its representations, warranties, covenants or agreements contained in this Agreement; or (ii) MergerSub terminates the Offer; or

        (h) By II-VI and MergerSub at any time prior to the consummation of the Offer, if the Offer is terminated or expires in accordance with its terms without MergerSub having purchased any Shares and pursuant to ANNEX A hereto and ARTICLE II hereof, MergerSub is neither required to accept and pay for the Shares tendered in the Offer nor extend the expiration date of the Offer, provided that II-VI and MergerSub may not terminate this Agreement pursuant to this Section 11.1(h) of II-VI or MergerSub is in material breach of this Agreement.

  The party desiring to terminate this Agreement pursuant to Section 11.1(b) through (h) shall give written notice of such termination to the other party in accordance with Section 12.1.

  Section 11.2 Termination Fees.

        (a) Notwithstanding any other provision of this Agreement, if this Agreement is terminated pursuant to either of Sections 11.1(e) or 11.l(f), then the Company shall immediately pay to II-VI a break-up fee of Two Million Dollars ($2,000,000) (the "Termination Fee"). The parties hereto agree that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate MergerSub for the costs incurred, efforts expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

        (b) If (i) the Company shall have actually paid to Union Miniere USA Inc. the termination fee contemplated by the UM Merger Agreement, and (ii) and this Agreement is terminated for any reason other than as set forth in the proviso to this subsection (b), then II-VI shall pay Laser Power a termination fee of Two Million Five Hundred Thousand Dollars ($2,500,000) in cash promptly after the date of such termination, provided, that II-VI shall not be obligated to pay such termination fee if (A) prior to the consummation of the Offer, a third party shall have publicly announced a Third-Party Acquisition proposal, subsequent to which the Minimum Condition under the Offer shall be not have been satisfied; (B) the Agreement shall have been terminated pursuant to
Section 11.1(e); (C) the Agreement shall have been terminated pursuant to Section 11.1(d) as a result of an action, suit or proceeding brought by any person other than a Governmental Entity; or (D) the Agreement shall have been terminated by II-VI or MergerSub pursuant to
Section 11.1(c) hereof. The termination fee provided for in this subsection (b) constitutes liquidated damages. Upon payment of the termination fee provided by this section, the Company shall have no other rights or claims against II-VI or MergerSub and neither II-VI nor MergerSub shall have any other or further obligations under this Agreement.

  Section 11.3 Effect of Termination.

        If this Agreement is terminated pursuant to Section
11.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant contained in this Agreement except that the agreements contained in the last proviso of
Section 7.4 and Sections 11.2, 11.3, 12.1, 12.4 and 12.7 shall survive the termination hereof.

                                  ARTICLE XII

                                 MISCELLANEOUS

  Section 12.1 Notices.

        All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given,

          if to II-VI or MergerSub, to:

          II-VI Incorporated
          375 Saxonburg Blvd.
          Saxonburg, Pennsylvania  16056
          Attention: Carl J. Johnson
          Telephone:  (724) 352-4455
          Facsimile:  (724) 352-5299

          with a copy to:

          Buchanan Ingersoll
          Professional Corporation
          One Oxford Centre
          301 Grant street - 20th Floor
          Pittsburgh, Pennsylvania  15219-1410
          Attention:  Ronald Basso, Esq.
          Telephone:  (412) 562-8800
          Facsimile:  (412) 562-1041
          if to the Company, to:

          Laser Power Corporation
          36570 Briggs Road
          Murrieta, CA  92563
          Attention: Dick Sharman
          Telephone:  (909) 926-1986
          Facsimile:  (909) 926-9026

          with a copy to:

          Best Best & Krieger
          3750 University Avenue
          P.O. Box 1026
          Riverside, California  92502
          Attention: George Reyes, Esq.
          Telephone:  (909) 686-1450
          Facsimile:  (909) 686-3083

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (ii) if given by any other means when delivered at the address specified in this Section 12.1.

  Section 12.2 Survival of Representations and Warranties.

        The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall survive until (but not beyond) the Effective Time. This Section 12.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

  Section 12.3 Amendments' No Waivers.

        (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment by the Company and MergerSub or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, there shall be no amendment that by law requires further approval by the stockholders of the Company without the further approval of such stockholders.

        (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

  Section 12.4 Expenses.

        Except as provided in Sections 7.5 and 11.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

  Section 12.5 Transfer Taxes.

        All stock transfer, real estate transfer, documentary, stamp, recording and other similar taxes (including interest, penalties and additions to any such Taxes) ("Transfer Taxes") incurred in connection with the transactions contemplated by this Agreement shall be paid by either MergerSub or the Surviving
Corporation, and the Company shall cooperate with MergerSub in preparing, executing and filing any returns with respect to such Transfer Taxes.

  Section 12.6 Successors and Assigns.

        The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

  Section 12.7 Governing Law.

        This Agreement shall be construed in accordance with and governed by the law of the State of Delaware.

  Section 12.8 Counterparts; Effectiveness; Facsimile Transmission.

        This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Signatures of a party to this Agreement or other documents executed in connection herewith which are sent to the other parties by facsimile transmission shall be binding as evidence of acceptance of the terms hereof or thereof by such signatory party, with originals to be circulated to the other parties in due course.

  Section 12.9 Severability.

        If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  Section 12.10 Specific Performance.

         The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

  Section 12.11 Entire Agreement; No Third-Party Beneficiaries.

         This Agreement: (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; and (ii) except for the provisions of ARTICLE III and Section 8.2, is not intended to confer upon any Person other than the parties any rights or remedies.



                           [SIGNATURE PAGE FOLLOWS]



  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                            LASER POWER CORPORATION
                            By:  /s/ Dick Sharman
                                     Dick Sharman
                            Chief Executive Officer


                            II-VI INCORPORATED
                            By:  /s/ Carl J. Johnson
                                     Carl J. Johnson
                            Chairman and
                            Chief Executive Officer


                            II-VI ACQUISITION CORP.
                            By:  /s/ Carl J. Johnson
                                     Carl J. Johnson
                            Chief Executive Officer

                                    ANNEX A

                            TENDER OFFER CONDITIONS

  The capitalized terms used but not defined in this ANNEX A shall have the meanings set forth in the Agreement to which it is annexed.

  Notwithstanding any other provision of the Offer and subject to the provisions of the Merger Agreement, MergerSub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to MergerSub's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer and may terminate or amend the Offer and may postpone the acceptance of, and payment for, any Shares, if:

    (i) there shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, together with the Shares owned by II-VI on the date of this Agreement, represent in the aggregate a majority of all issued and outstanding Shares, on a fully diluted basis ("on a fully-diluted basis" meaning, at any time, the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to options or other obligations outstanding at such time under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable), on the date of purchase (the "Minimum Condition");

    (ii) any applicable waiting period (and any extension thereof) under the HSR Act shall not have expired or been terminated; or

    (iii) The Offer Registration Statement shall not have become effective, a stop order suspending the effectiveness of the Offer
Registration Statement has been issued by the SEC or if proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn or all state securities or Blue Sky authorizations necessary to consummate the Offer shall not have been obtained.

    (iv) Representations shall not have been obtained from the DOD under the National Industrial Security Program Regulations that II-VI will be able to own after the Merger those portions of the business of the Surviving Corporation that are governed by the National Industrial Security Program, either unconditionally or subject only to such conditions as are customarily imposed under the National Industrial Security Program Regulations and are not, in the judgment of II-VI, after consultation with the Company, to the extent practicable, materially burdensome to II-VI and its affiliates; or

    (v) at any time on or after the date of the Merger Agreement and at or before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following shall occur:

      (A) there shall be instituted or pending any action or proceeding by any Governmental Entity before any court of competent jurisdiction or Governmental Entity:, (i) challenging or seeking to, or which would reasonably be expected to make, illegal, impede, materially delay or otherwise directly or indirectly restrain or prohibit the Offer or the Merger; (ii) seeking to prohibit or materially limit the ownership or operation by II-VI or MergerSub of all or any material portion of the business or assets of the Company and the Company Subsidiaries taken as a whole or to compel II-VI or MergerSub to dispose of or hold separately all or any material portion of the business or assets of II-VI and the II-VI Subsidiaries taken as a whole or the Company and the Company Subsidiaries taken as a whole, or seeking to impose any limitation on the ability of II-VI or MergerSub to conduct its business or own such assets; (iii) seeking to impose limitations on the ability of II-VI or MergerSub effectively to exercise full rights of ownership of the shares of Company Common Stock, including, without limitation, the right to vote any shares of Company Common Stock acquired or owned by MergerSub or II-VI on all matters properly presented to the Company's shareholders; (iv) seeking to require divestiture by II-VI or MergerSub of any shares of Company Common Stock; or (v) seeking any material diminution in the benefits expected to be derived by II-VI or MergerSub as a result of the transactions contemplated by the Offer or the Merger;

      (B) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended or issued and applicable to or deemed applicable to: (i) II-VI, MergerSub, the Company or any Company Subsidiary; or (ii) the Offer or the Merger, by any legislative body, court or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act, to the Offer, Offer Registration Statement ,the Merger or Merger Registration Statement, that would reasonably be expected to result directly or indirectly in any of the consequences referred to in paragraph (A) above;

      (C) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any United States securities exchange or in any United States over-the-counter market, for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions); (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any material limitation (whether or not mandatory) by any United States Federal or United States state or governmental authority or agency on, the extension of credit by banks or other financial institutions; or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

      (D) any representation or warranty of the Company contained in the Agreement that: (i) is qualified as to Company Material Adverse Effect shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which by their terms address matters as of another specified date, which shall be true and correct as of such other specified date); or (ii) is not qualified as to Company Material Adverse Effect shall not be true and correct (except where the failure of any such representation or warranty referred to in this clause (ii) to be so true and correct would not, in the aggregate, have a Company Material Adverse Effect), as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which by their terms address matters as of another specified date, which shall be true and correct as of such other specified date);

      (E) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement;

      (F) the Merger Agreement shall have been terminated in accordance with its terms; or

      (G) since the date of this Agreement, there shall have occurred an event, change, effect or development which would reasonably be expected to have a Company Material Adverse Effect; which, in the reasonable judgment of MergerSub, in any such case and regardless of the circumstances (including any action or inaction by II-VI or MergerSub) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of, or payment for, Shares.

    (vi) II-VI Common Stock to be issued in the Offer shall not have been authorized for listing on the Nasdaq National Market, subject to official notice of issuance.

  The foregoing conditions are for the sole benefit of II-VI and MergerSub, subject to the Company's rights under the Merger Agreement, and may be asserted by II-VI or MergerSub, or may be waived by II-VI or MergerSub, in whole or in part at any time and from time to time in their respective sole discretion. The failure by II-VI or MergerSub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.